CHINA INTERNET CAFÉ HOLDINGS GROUP, INC.
#2009-2010, 4th Building, ZhuoYue Century Centre, FuHua Third Road
FuTian District, Shenzhen, Guangdong Province, PRC

July 12, 2011

VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  H. Christopher Owings – Assistant Director

CHINA INTERNET CAFÉ HOLDINGS GROUP, INC.
#2009-2010, 4th Building, ZhuoYue Century Centre, FuHua Third Road
FuTian District, Shenzhen, Guangdong Province, PRC

Re:	China Internet Café Holdings Group, Inc.
Registration Statement on Form S-1
Filed April 8, 2011
File No. 333-173407
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 000-52832

Dear Mr. Owings:

We are responding to comments contained in the Staff letter, dated May 6, 2011, addressed to Mr. Dishan Guo, the Chairman, Chief Executive Officer and Chief Financial Officer of China Internet Cafe Holdings Group, Inc. (the “Company”) with respect to the Company’s Registration Statement on Form S-1 filed on April 8, 2011 (the “Form S-1”), and the Company’s Annual Report on Form 10-K for the fiscal  year ended December 31, 2010 filed March 31, 2011.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1.
We note that you are registering for resale 7,247,996 shares of common stock on behalf of your selling stockholders. Given the size of the offering relative to the number of outstanding shares held by non-affiliates, and the nature of the offering and selling stockholders, the transaction appears to be a primary offering. Because you are ineligible to conduct a primary offering on Form S-3, you are ineligible to conduct a primary delayed, episodic or at-the-market offering under Rule 415 of Regulation C under the Securities Act. Therefore, please revise the terms of your offering to provide that all offers and sales will be made at the disclosed fixed price for the duration of the offering, to identify the selling stockholders as underwriters, and to provide the disclosure required by Item 505 of Regulation S-K. Alternatively, reduce the size of the offering to one-third of the shares held by non-affiliates. In addition, if you disagree with our analysis, please advise us of your basis for determining that any aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address, among other relevant factors, the following:

•	the number of selling stockholders and the percentage of the overall offering made by each shareholder;
•	the date on which and the manner in which each selling stockholder received the shares and/or the overlying securities;
•	the relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;
•	any relationships among the selling shareholders;
•	the dollar value of the shares registered in relation to the proceeds that the company received from the selling stockholders for the securities; and

•	whether or not the seller shareholders are in the business of underwriting securities.

For additional guidance regarding your analysis, please see 612.09 in the Compliance and Disclosure Interpretations relating to Rule 415 of the Securities Act, located at our website.

Response:

We respectfully disagree with the Staff’s position that this offering by the selling stockholders is an indirect primary offering by the Company.  It is our understanding that the primary factor initially considered by the Staff in presuming that this resale transaction is a disguised indirect primary offering is the number of shares being registered in relation to the number of shares in the Company’s public float.  Although more than one-third of the public float is being registered, we believe that the transaction should be treated as a resale secondary offering for the reasons set forth below.

Prior to the private placement of common stock, convertible preferred shares and warrants consummated in February 2011 (the “February Placement”), the Company had 21,124,967 shares of common stock issued and outstanding, of which 8,395,687 shares of common stock were held by non-affiliates.  However, after the February Placement on a fully diluted basis the Company had 27,447,996 shares issued and outstanding, of which 14,718,716 shares of common stock, on a fully diluted basis, were held by non-affiliates.  None of the investors who received securities in the February Placement are “affiliates” of the Company, as such term is defined under Rule 12b-2 as promulgated under the Securities Exchange Act of 1934, as amended.

Prior to and following the February Placement, there was only one stockholder who may be deemed to be an “affiliate” of the Company.  Specifically, Mr. Dishan Guo (holding 12,008,750 shares) may be deemed to be an affiliate due to his status as Chairman, Chief Executive Officer, and Chief Financial Officer of the Company as well as his ownership of over 50% of the Company’s stock.  None of our other security holders directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with the Company.  In fact, none of the 7,247,996 shares being offered pursuant to the resale prospectus are being registered by a person who may be deemed to be an affiliate.  Mr. Guo is not a selling shareholder in the offering.

We also note that the securities being registered for resale are shares of common stock and shares of common stock underlying fixed rate convertible preferred stock and fixed exercise price warrants.  We understand the concerns of the Staff with respect to the registration of variable rate or floating securities because of the potential for significant dilution of current shareholders.  However, we respectfully submit that the nature and provisions of the securities being registered, namely that they are not floating rate or variable rate securities, and merely contain standard weighted average anti-dilution provisions and adjustments for corporate changes, stock reclassifications and similar events, are also important factors to consider when making a determination that the transaction is a secondary offering and not an indirect primary offering.  Further, we think that consideration should be given to the wide distribution of securities in the February Placement.  There are 58 selling stockholders, of which only one is registering more than 5% of the total number of securities being registered, and none of the Selling Stockholders has been an officer or director of the Company or any of its predecessors or affiliates within the last three years, nor has any Selling Stockholder had a material relationship with the Company.

Except for TriPoint Global Equities, LLC and Syndicated Capital, Inc., none of the Selling Stockholders is a broker dealer or an affiliate of a broker dealer. None of the Selling Stockholders including TriPoint Global and Syndicated Capital, Inc. have any agreement or understanding to distribute any of the shares being registered.  Patrick Gaynes, John Finley, Jason Stein, Michael Graichen, Karl Birkenfeld, Brian Wood, Andrew Kramer and Qian Xu are employees of TriPoint Global Equities.  Michael Dimeo is a broker at Syndicated Capital, Inc.

On Exhibit A attached hereto, we have attached a table disclosing the percentage of the overall offering made by each shareholder. We are of the opinion that based on all the circumstances and data provided that the selling shareholders are not acting as a conduit for an offering of the shares on behalf of the Company and that the offering is a true secondary offering by the selling stockholders listed in the prospectus.

2.           Please tell us whether you have the intention, and a reasonable basis to believe that you will have the financial ability, to make all dividend payments on the preferred stock.

Response:

We currently do not have the intention to issue dividend payments on our preferred stock.  However, based on the cash balance of $15,237,910 as of our most recent Quarterly Report on Form 10-Q filed on May 23, 2011, we believe that we will have adequate funds to make dividend payments on the preferred stock, if we were to choose to do so.

3.           Please reconcile your disclosure on your website with the disclosure in your registration statement. For example, and not as an exhaustive list:

•
We note the Chairman's Message subsection of the Company Info section on your website stating your "plan[s] to expand [y]our footprint in Yunnan, Chongqing and Sichuan" while the second paragraph on page 41 lists Sichuan, Guizhou, Yunnan and Chongqing as your targeted regions for growth.

•
We note the website homepage states that "[o]n average, each internet cafe location has 250 PCs. In total, there are over 12,000 computers serving all 48 internet cafes" while your disclosure in the last paragraph on page 41 states that you "have on average 239 computers in each location and a total of 10,989 computers for the 46 cafes."

•
We note the Overview subsection of the Dragon Surf Stores section states that "China Internet Café Holdings Group, Inc.'s stores are currently owned and operated by the Company and managed under the Dragon Surf brand" while your filing makes no mention of the Dragon Surf brand.

Please review your entire filing for compliance with this comment.

Response:

We intend to expand into Sichuan, Guizhou, Yunnan, and Chongqing.  The website will be updated accordingly.

Dragon Surf is the English translation of “Junlong.”  We will update our website to disclose that Dragon Surf is the English translation for “Junlong.”

We have amended page 41 of the Form S-1 in the following manner:

We have on average 240 computers in each location and a total of over 13,000 computers serving all 55 internet cafés.

Registration Statement Cover Page

4.	In your registration fee table, please provide a separate column for the proposed maximum offering price per unit.

Response:

Noted. The registration fee table has been revised to provide a separate column for the proposed maximum offering price per unit.

Prospectus Cover Page

5.           We note your statement in the fourth paragraph that "598,458 placement agents were issued warrants to purchase additional shares of Common Stock." Please confirm that your reference to "598,458 placement agents" is accurate and clarify the number of warrants that were issued to each such placement agent. Please also reconcile this disclosure with the third paragraph on page 68.

Response:

Noted.  The Prospectus cover page has been revised in the following manner:

In the Offering, Investors were issued warrants to purchase 949,934 shares of Common Stock at a purchase price of $2.00 (the “Series A Warrants”) and another 949,934 shares of Common Stock at a purchase price of $3.00 (the “Series B Warrants”). Additionally, the placement agent and its designees were issued warrants to purchase 427,470 shares of Common Stock at a purchase price of $1.35 per share (the “Placement Agent Warrants”), Series A Warrants to purchase 85,494 shares of Common Stock at a purchase price of $2.00 per share, and Series B Warrants to purchase 85,494 shares of Common Stock at a purchase price of $3.00 per share.  The Series A Warrants, Series B Warrants, and Placement Agent Warrants all have a term of three years from the date of issuance (equivalent to February 21, 2014).

The disclosure in the third paragraph on page 68 of the Form S-1 will also be revised in the following manner:

The Company engaged TriPoint Global Equities, LLC (the "Agent") as the placement agent in connection with the sale of securities in the Offering and agreed to pay the Agent (i) cash commissions equal to 7% of the gross proceeds received by the Company; (ii) a cash management finance fee equal to 1% of the gross proceeds raised by the Company in the Offering, payable at the time of each closing;  (iii) a non-accountable expense fee equal to 0.5% of the gross proceeds; and (iv) warrants to purchase such number of securities equal to 9% of the aggregate number of shares of common stock issuable in connection with the Offering (the “Agent Warrants”). The Agent Warrants will all have three year terms and will be exercisable at the following prices: (i) $1.35 per share (427,470 Placement Agent Warrants), (ii) $2.00 per share (85,494 Series A Warrants) and (iii) $3.00 per share (85,494 Series B Warrants).  The Company also agreed to compensate the Agent for all of its reasonable expenses in connection with the Offering.

6.           We note your statement in the second paragraph on page 2 that you are registering 2,498,326 shares of common stock underlying the warrants issued in your February 2011 private placement. We further note your disclosure on page 9 that you are registering 2,498,996 shares of common stock underlying these warrants. Please clarify or revise.

Response:

The correct number of shares of common stock underlying the warrants is 2,498,326 and accordingly, we have revised the relevant number of the disclosure on page 9 of the S-1 from “2,498,996” to “2,498,326.”

7.           We note your statement that you are quoted on the OTCBB. We further note your statement that "[t]here is no established trading market for our Common Stock." These statements appear to be contradictory. To the extent you intended to say that you are quoted on the OTCBB but there is a limited and/or sporadic trading market for your common stock, please clarify as such.

Response:

The sixth paragraph on the prospectus page is deleted in its entirety and the fifth paragraph of the prospectus page is amended to read as follows:

Our Common Stock is quoted on the Over-the-Counter Bulletin Board over seen by FINRA (the “OTCBB”) under the symbol “CICC” but there is a limited and/or sporadic trading market for our Common Stock. On July 11, 2011, the last reported sale price of our Common Stock quoted on the OTCBB was $0.80 per share.

Prospectus Summary, page 6

The Company, page 6

8.           Please include a diagram illustrating your corporate structure. For each entity, please include their country of incorporation and affiliates.

Response:

A diagram illustrating our corporate structure has been added to page 8 of the Form S-1.

9.           We note your statement in the first full risk factor on page 19, that "contractual arrangements may not be as effective in providing [you] with control over these [VIE] entities as direct ownership." We further note your statement in the fifth paragraph on page 6 that "[you] control the VIE through a series of contractual arrangements" [emphasis added] and similar statements throughout your filing such as in the second to last paragraph on page 44. Please revise to clarify that your control over your VIE is effective control and contingent on these contractual arrangements. Please review your entire filing for compliance with this comment.

Response:

Noted.  We have removed the first full risk factor on page 19 of the S-1.  In addition, we have made the following change to page 6 of the Form S-1:

~~We~~ Our effective control over the VIE is contingent on ~~through~~ a series of contractual arrangements.

The Offering, page 9

10.         Please provide the number of your shares outstanding as of a consistent most recent practicable date.  For example, we note you provide a share number outstanding of 20,200,000 on page 9 which is inconsistent with the number of shares outstanding at the bottom of page 2 and on page 34 of 21,124,967.  Please review your entire filing for compliance with this comment.

Response:

Noted.  We have revised the present number of our issued and outstanding shares throughout the registration statement to 21,124,967 as of the most recent practicable date.

11.         Please revise the last sentence on page 9 to reflect that your risk factor discussion begins on page 13.

Response:

Noted.  The revision has been made accordingly

12.          It appears that some of the shares of common stock being offered by the prospectus currently are outstanding. If true, please revise the number of shares of common stock outstanding prior to and after the offering accordingly, or advise.

Response:

Noted.  The Form S-1 has been revised with 21,124,967 shares of Common Stock currently outstanding prior to the offering and 27,447,996 shares outstanding after the offering.

13.          We note your statement that you "will receive proceeds from any exercise or conversion of the warrants into and up to 2,498,326 shares" of common stock, as well as similar statements throughout the prospectus, such as on the bottom of page 10. Please revise to clarify that you will receive such proceeds unless such exercises are made on a cashless basis.

Response:

Noted.  We have revised the S-1 in the following manner:

Final Paragraph of Page 10:

We will not receive any proceeds from sales of shares by the selling stockholders. However, if any of the selling stockholders decide to exercise their warrants, we will receive the net proceeds of the exercise of such security held by the selling stockholders. We intend to use any proceeds we receive from the exercise or conversion of warrants for working capital and other general corporate purposes. We cannot assure you that any of the warrants will ever be exercised or converted.  To the extent that the warrants are exercised on a cashless basis, we will not receive any proceeds from the exercise of the warrants.

“Use of Proceeds” section on page 28:

We will not receive any of the proceeds from any sales of the shares offered for sale and sold under this prospectus by the selling stockholders. To the extent the warrants are exercised for cash, we will receive the exercise price for those warrants. We intend to use the proceeds from the exercise of the warrants for working capital and other general corporate purposes. We cannot assure you that any of the warrants will ever be exercised or exercised for cash, if at all. To the extent that the warrants are exercised on a cashless basis, we will not receive any proceeds from the exercise of the warrants.

Plan of Distribution, page 10

14.          We note your statement in the fourth paragraph on page 10 that "[t]he selling price of the shares may be at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices after the shares are quoted on the OTC Bulletin Board." Please delete the phrase "after the shares are quoted on the OTC Bulletin Board" as you are already quoted on the OTCBB.

Response:

Noted, we have made the appropriate change on page 10 of the Form S-1.

Risk Factors, page 13

15.          Mitigating language is generally not appropriate for risk factor discussion. We note your statement in the first full risk factor on page 14 that "[a]lthough internet cafés provide easy access to the latest games, movies and music, fast and stable internet connections and a sense of community..." Please delete this statement as well as the following statements:

•	"Although our contractual arrangements are similar to other companies conducting similar operations in the PRC," page 21;

•
"Economic reforms adopted by the PRC government have had a positive effect on the economic development of the country" and changes to such reforms "could...benefit...our operations and profitability," page 21; and

•	"Although the PRC government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions," page 23.

Response:

Noted.  The Form S-1 has been revised as instructed.

We may be exposed to potential risks relating to our internal controls over financial reporting..., page 18

16.          We note your statements that you "were not subject to" requirements that you "include a report of management on the company's internal controls over financial reporting" and that you "have not evaluated [y]our internal control systems in order to allow [y]our management to report on... [y]our internal controls." It appears that you are subject to the requirements of Item 308(a) of Regulation S-K and that this language is therefore inappropriate. Please advise or revise.

Response:

The relevant Risk Factor on page 18 of the Form S-1 has been revised in the following manner:

We may be exposed to potential risks relating to our internal controls over financial reporting ~~and our ability to have those controls attested to by our independent auditors~~.

~~As directed by Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports, including Form 10-K. In addition, the independent registered public accounting firm auditing a company's financial statements must also attest to and report on the operating effectiveness of the company’s internal controls. We were not subject to these requirements for the fiscal year ended December 31, 2010; accordingly, we have not evaluated our internal control systems in order to allow our management to report on, and our independent auditors to attest to, our internal controls as required by these requirements of SOX 404. We can provide no assurance that we will comply with all of the requirements imposed thereby. There can be no assurance that we will receive a positive attestation from our independent auditors. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.~~

The Company’s management is responsible for establishing and maintaining adequate internal control over our financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act. The Company’s management is also required to assess and report on the effectiveness of the Company’s internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”).   Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that: (i) pertain to maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions; (ii) provide reasonable assurance that transactions are recorded as necessary for preparation of the Company’s financial statements and that receipts and expenditures of company assets are made in accordance with management authorization; and (iii) provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our holding company structure may limit the payment of dividends, page 18

17.          We note your disclosure on page 18 that your holding company structure may limit the payment of dividends. We further note that your operating subsidiaries may be subject to restrictions on their ability to make distributions to you, including as a result of restrictive covenants in loan agreements, restrictions on conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. Please explain to us how you considered the guidance in Rule 4.08(e) of Regulation S-X and the need to provide Schedule I as discussed in Rule 5.04(c) of Regulation S-X.

Response:

As prescribed by Rule 5.04(c), condensed financial information of the registrant shall be filed when the restricted net assets (Rule 4.08(e)(3)) of consolidated subsidiaries exceeds 25 percent  of the consolidated net assets as of the end of the most recently completed fiscal year.  Additional disclosure presenting condensed financial information of the shell company has been included in Amendment No. 1 to this Form S-1.

18.          In an appropriate place in your filing, please disclose whether you have policies regarding the manner in which Messrs. Guo, Zeng and Wang are to resolve the types of conflicts of interest that you describe in this paragraph.

Response:

We have revised the risk factor on page 20 of the Form S-1 to include the following:

Messrs Guo, Zeng and Wang do not have a formalized dispute resolution agreement.  However, it is anticipated that parties will resolve any conflict through mutual consultation and negotiations as is typical in China.  Should such conflict endure, the parties will subject their dispute to be adjudicated before a court of competent jurisdiction in China.

We do not expect to pay dividends..., page 26

19.          Please delete your reference to units in the last sentence on page 26, as you are not registering your units.

Response:

Noted.  We have deleted the reference to units in the last sentence on page 26.

Selling Shareholders, page 28

20.          We note your statement that "[n]one of the selling shareholders is a broker dealer or an affiliate of a broker dealer that has any agreement or understanding to distribute any of the shares being registered." Please also disclose whether any of the selling shareholders is a broker dealer or an affiliate of a broker dealer.

Response:

We have made the following revision in the second to last paragraph of page 28 of the Form S-1:

None of the selling shareholders is a broker dealer or an affiliate of a broker dealer ~~that has any agreement or understanding to distribute any of the shares being registered~~.  Additionally none of the selling shareholders has any agreement or understanding to distribute any of the shares being registered.

21.         Please clarify why Gary Reed Hawkins is listed twice in the table.

Response:

Gary Reed Hawkins’ entries in the selling shareholder table have been consolidated into one entry.

22.          Please identify in the footnotes to the table the natural persons who exercise voting and/or investment control over the securities held by all the entities reflected in the table. For guidance, please see 140.02 and 240.04 of our Regulation S-K Compliance and Disclosure Interpretations available on our website.

Response:

Noted.  The footnotes have been revised as instructed.

23.          Please revise your footnotes to the table to align footnotes 3 through 14 with the appropriate selling shareholder.

Response:

Noted.  We have revised the footnotes accordingly.

24.          Please advise why all of the selling shareholders are listed as holding no shares of common stock prior to this offering, or revise the second, third and fifth columns accordingly. In this regard, we note that it appears that some shares of common stock being offered pursuant to this prospectus were issued in connection with the February 2011 private placement and therefore already are outstanding, and that the warrants and preferred shares are convertible into common shares within 60 days.

Response:

Noted, the table has been revised by updating the second, third and fifth columns to include the number of shares held by the selling shareholders and issued on conversion of the warrants and preferred shares within 60 days, which are being offered pursuant to this prospectus.

25.          Based on your disclosure in your prospectus cover page and page 9, it appears that the selling shareholders are offering all the securities set forth in the table in this registration statement. Please revise the sixth and seventh columns of your table accordingly. Refer to Item 507 of Regulation S-K.

Response:

Noted, the table has been revised by updating the sixth and seventh columns as instructed.

Business, page 35

Business Overview, page 37

26.          We note in recital one to your Equity Pledge Agreement filed as Exhibit 10.2 that Junlong is in the business of “distribution of cultural items; calligraphy and painting artwork exhibition planning, art and cultural activities planning, cultural and courtesy planning, starting businesses; domestic commerce; advertising etc." We further note similar statements in the recitals to your other VIE contractual agreements. Please advise. To the extent Junlong is engaged in these lines of business, please thoroughly revise your Business discussion to reflect this. Please see Item 101(h)(4)(i) of Regulation S-K.

Response:

The business scope of the Company currently consists of the generation of revenue through online Internet services (distribution of cultural items), and the generation of revenue from snacks and drinks sold in the Internet cafes (domestic commerce).  It is customary in China for businesses to provide a broad business scope in their business license so as to have the flexibility to expand their business to provide new services or goods.   This is the reason for the expanded business scope that is listed in the various VIE contractual agreements.  We believe that in order to accurately reflect the current business scope of Junlong, no changes need be made to the “Business Overview” section of the Form S-1.

27.          We note your statement in the penultimate paragraph on page 37 that you provide "top quality" facilities. We further note your statement in the third paragraph on page 38 indicating the "robust" growth of online gaming companies and your statement in the first sentence on page 39 noting the "pivotal position" of internet cafes. Please revise to provide an objective description of your business and the industry in which you operate. No speculative information should be included, unless clearly labeled as your opinion along with disclosure of the reasonable basis for these opinions. All claims of a speculative nature not fully supported in the document should be deleted. Please review your entire registration statement for compliance with this comment.

Response:

The “Business Overview” section on Page 37 of Form S-1 has been revised as follows:

We provide ~~top quality~~ modern internet café facilities and we believe we are the largest internet café chain in Shenzhen.

The first paragraph of the “Overview” section on Page 47 of the Form S-1 has been revised as follows:

Our focus is on providing ~~top quality~~ modern internet café facilities that offer a one-stop entertainment and media venue for customers, typically mature students and migrant workers

The “Computer Gaming Industry in China” section on Page 38 of Form S-1 has been revised as follows:

The chart below shows the ~~robust~~ revenue growth of online game companies from 2003 to 2010.

The sentence preceding the “Partnerships between Internet Cafés and Other Online Information Providers” section on page 39 of the Form S-1 has been revised as follows:

Given the ~~pivotal position~~ popularity of internet cafés in China, many online game companies have been making great efforts to support internet cafés to expand their customer base.

28.          We note your statement in the penultimate paragraph on page 46 and other areas of your filing that you "provide internet access at reasonable prices." Please define "reasonable."

Response:

We meant to say by the using the word “reasonable” that the prices were affordable by the intended consumers.  As such, the Form S-1 has been amended as follows:

Page 6:  We provide internet access at ~~reasonable~~ prices that are affordable to both students and migrant workers.

Page 37:  We provide internet access at ~~reasonable~~ prices that are affordable to both students and migrant workers.

We have revised the fourth paragraph under “Our Customers” on page 42 of Form S-1 to provide as follows:

Even if someone has internet access in their home or dormitory, these locations do not provide the atmosphere and services provided by internet cafés ~~at a reasonable cost~~.

We have revised the first paragraph under “Overview” on page 47 of the Form S-1 to provide as follows:

Our focus is on providing ~~top quality~~ modern internet café facilities that offer a one-stop entertainment and media venue for customers, typically mature students and migrant workers, at ~~reasonable~~ prices affordable to those demographics.

29.          Please provide copies of the reports, articles and studies that you reference in your filing, marked to show the sections you relied upon in making the statements and presenting the charts in your filing. In addition, please ensure that you disclose the basis of all of the assertions you make in your filing, including but not limited to the following:

•	"The largest chain has over 1,000 locations. There are currently 10 chains which have licenses to operate nationally," page 38;
•
"Given the relatively low rate of computer ownership in the PRC as compared to Western countries, internet cafés have become the primary distribution point for games in the PRC. A substantial number of game players access online games through internet cafés and these players are crucial for survival of internet cafés," page 38;

•	The information contained in the chart on page 38;
•	"...many online game companies have been making great efforts to support internet cafés to expand their customer base," page 39;
•	"In the last few years there has been a decrease in the number of internet café users as a result of increased availability of internet connections at home," page 42;
•	"As the Shenzhen government increases the minimum wage, migrant workers, who are our major customers, will have more disposable income" page 47.

Please disclose whether this information is based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide copies of these documents to us, appropriately marked to highlight the sections relied upon. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit.

Response:

Attached hereto as Exhibit B are copies of the reports, articles, and studies that we referenced in our filing, highlighted to show the sections we relied upon in making the statements and presenting the charts in our filing.

Further, we have amended the page 38 of the Form S-1 as follows:

"Due to tightened regulations on the operations of internet cafés, there are currently around 81,000 internet cafés in the PRC (Source: “Internet café ban call draws Chinese hacker wrath”. AFP 3 Mar 2010.      http://www.google.com/hostednews/afp/article/ALeqM5gJus4tWVAaeWI8IoS-n238PYpFjw). The largest chain, Wanjia Net, has over 1,000 locations. There are currently 10 chains which have licenses to operate nationally.
They are CY Network Home Co.,Ltd, Zhong Lu Shi Kong Co.,Ltd, Digital Library of China Co.,Ltd, Asia Telecommunication Network Co.,Ltd, China Relic Information Consultation Center, Capital Net Co.,Ltd, Great Wall Broadband Network Co.,Ltd, China United Network Communications Group Co.,Ltd, CECT-ChinaComm Communications Co., Ltd, and Read China Investment.”

We have revised the disclosure on page 38 of the Form S-1 as follows:

Given the relatively low rate of computer ownership in the PRC as compared to Western countries, internet cafés have become the primary distribution point for games in the PRC. A substantial number of game players access online games through internet cafés and these players are crucial for survival of internet cafés (see:  http://blog.sina.com.cn/s/blog_4aff94ef01007zei.html).

We have revised the disclosure on page 38 of the Form S-1 as follows:

The chart below, provided by Pearl Research, a business intelligence and consulting firm, shows the robust revenue growth of online game companies from 2003 to 2010.

We have revised the disclosure on page 39 of the Form S-1 as follows:

Given the ~~pivotal position~~  popularity of internet cafés, many online game companies have been making great efforts to support internet cafés to expand their customer base (see:  http://blog.sina.com.cn/s/blog_4aff94ef01007zei.html).

We have revised the disclosure on page 42 of the Form S-1 as follows:

In the last few years there has been a decrease in the number of internet café users as a result of increased availability of internet connections at home (see:  http://blog.sina.com.cn/s/blog_4aff94ef01007zei.html).

We have revised page 47 of the Form S-1 as follows:

Improved Disposable Income. On April 1, 2011, the minimum wage in Shenzhen was increased to 1,320 RMB/month for full time workers and 11.7 RMB/hour for part time works.  ~~As the Shenzhen government increases the minimum wage~~ This increase in the minimum wage will allow migrant workers, who are our major customers, ~~will~~ to have more disposable income. We are expecting the inflow of migrant workers to continue to contribute to our revenue growth.

Our Industry. page 37

Computer Gaming Industry in China, page 38

30.
We note your disclosure discussing the growth of the computer gaming industry in China, how many online game operators have been using internet cafes to expand their customer base and the development of partnerships between internet cafes and other online information providers. As applicable, please enhance your disclosure to discuss:

•	whether and how online game operators have supported your internet cafes in their effort to expand their customer base; and

•	whether you currently have partnerships with other online information providers.

To the extent these relationships exist, please also detail how they factor into your growth strategy.

Response:

We have revised page 39 of the Form S-1 as follows:

Given the ~~pivotal position~~ popularity of Internet cafes in China, many online game companies have been making great efforts to support Internet cafes to expand their customer base.  Many online game companies promote new products by allowing internet café customers to sample the new products in Internet cafes.  In this way, online game operators are provided with an outlet to present their new products as well as receive feedback from those individuals who sample the products in the Internet cafes.

The Company has been involved in several such promotions with the following operators:

(i)
Giant Network who promote their product “Titan.”  As consideration for promoting their product in our Internet cafes, we receive a commission based on the time spent by customers playing the game and the level reached by customers in the game.  The commissions are capped at 20,000 RMB per month.

(ii)
Sanda Network who promote their product “Rainbow Island.”  As consideration for promoting their product in our Internet cafes, we receive a commission based on the time spent by customers playing the game and the level reached by customers in the game.

(iii)
Tencent, who promote their product “Cross Fire.”  As consideration for promoting their product in our Internet cafes, we receive a commission based on the time spent by customers playing the game and the level reached by customers in the game.

These promotions benefit the Company by increasing the number of customers who visit our Internet cafes. Currently, we have 55 direct outlets in Shenzhen City (28th May), and we believe that the Company name has strong brand recognition in Shenzhen.  As a result, these promotions in our Internet café are likely to increase the customer base for new online gaming products.

As the Company continues to grow, we believes that we will have the leverage to seek more lucrative terms when partnering with game operators who want to promote their products in our cafes.

Competitive Strengths, page 40

31.	Please balance your disclosure in this section with a discussion of the principal challenges or risks you face.

Response:

We have revised page 40 of the Form S-1 by adding the below section beneath the “Competitive Strengths” section of the Form S-1:

Industry Risks:

The principal risk the company faces is the risk associated with changes in government regulations regulating the Internet or Internet cafes.  For example, in the year 2000, an arson killed twenty-four individuals and injured several more in an Internet café in Beijing.  After this event, the government released new regulations governing the operation of internet cafes, did not issue any new internet café operating licenses, and forced all internet cafes to temporarily close for safety purposes (http://news.sina.com.cn/z/wangba/index.shtml).  This type of action by the government could cause serious disruptions in our operations.  Additionally, the possibility of passing regulations limiting access to the Internet could have a significant negative impact on our business.

32.          We note your statement in the first bullet point in this section that "[u]nlike most of our competitors who franchise their internet cafés, all of our cafés are direct outlets. This model makes it easier to carry out management decisions at each of our cafés. It also allows us to maximize operating profit and create a consistent name brand." We further note your discussion in the third paragraph on page 42 that you anticipate moving toward a modified franchise model. Please discuss how movement toward this modified franchise model will impact your competitive position.

Response:

We have revised page 42 of the Form S-1 to provide for the following under the “Franchising” paragraph:

We own all of our cafés.  However, beginning in 2012 we anticipate utilizing a modified franchise model as well.  ~~We expect that our franchisees will pay the startup costs for a new internet café.~~Under the new franchise model, franchisees will be expected to pay the startup costs to open the new café.  After the initial investment, we will select the café location, hire staff and provide the staff with intensive training to run the café.   Once the café becomes operational, our employees will run the café and provide management support.  We expect the franchisee to be more akin to an investor than an owner/operator.  We will pay the franchisee a percentage of the café’s profit for providing the funds necessary to open the café and operate it.

Movement towards the modified franchise model will impact our competitive position, because unlike other internet café chain operators in China who “rent” out their chain licenses to individuals without providing management oversight or a standard on the appearance of each café, we will provide the franchisees with management oversight and a standard for the appearance.  In this manner, we can ensure that each café is run to our standards which will allow us to present a consistent brand name across all of our Cafes.

33.          We note your statement in the second bullet point that your registered capital or RMB 10 million and 36 cafes allow you to "control cost and standardize store management." We further note you disclosure in the last paragraph on page 40 that you seek to obtain a national chain license which requires 30 internet cafes in three provinces. Based on your disclosure in the second paragraph on page 45, it appears that this national chain license requirement includes a minimum registered capital of RMB 50 million and ownership or control of at least 30 internet cafes which covers at least three provinces or municipalities. Please explain how obtaining this national chain license may impact the competitive advantage set forth in this second bullet point.

Response:

We have revised the disclosure in the second bullet point on page 40 of the Form S-1 as follows:

Good Scale of Operation. We have a registered capital of RMB 10 million (approximately $1.47 million) with 55 cafés. The scale of operations allows us to control cost and standardize store management.  Our scale of operations will not be affected as we expand into additional provinces and obtain a national internet chain license as described in more detail below.  The target companies that we intend to acquire in provinces outside of Guangdong Province will be local companies with good scale of operations.  We intend to buy 51% of the target’s company, and keep the local management.  As a result the efficient and effective operation of the cafes will continue and will not have a negative effect on the Company’s scale of operations as a whole.

34.          Also, we note your disclosure in the second bullet point in this section that you have 36 cafes. We further note your disclosure elsewhere in your filing, such as on page 37, that you have 46 cafes and on page 47 that you have 44 locations. Please tell us which of these numbers is correct and revise your disclosures to correct these apparent inconsistencies. If this discrepancy is caused by different timeframes in these disclosures, please ensure the dates used when referencing the number of your cafes are clear to your investors. Please review your entire filing for compliance with this comment.

Response:

The following revisions have been made to the S-1:

The second bullet point under “Competitive Strengths” on page 40 of the Form S-1 has been revised as follows:

Good Scale of Operation. We have a registered capital of RMB 10 million (approximately $1.47 million) with ~~36~~ 55 cafés. The scale of operations allows us to control cost and standardize store management.

The first sentence under “Business Overview” on page 6 of the Form S-1 has been revised as follows:

We operate a chain of ~~46~~ 55 internet cafés in Shenzhen, Guangdong, PRC that are generally open 24 hours a day, seven days a week.

The first sentence under “Business Overview” on page 37 of the Form S-1 has been revised as follows:

We operate a chain of ~~46~~ 55 internet cafés in Shenzhen, Guangdong, PRC that are generally open 24 hours a day, seven days a week.

The first sentence under “Software on the Computer” on page 41 of the S-1 has been revised as follows:

We have on average ~~239~~ 240 computers in each location and a total of ~~10,989~~ 13,000 computers ~~for~~ serving all ~~the 46~~ 55 Internet cafés.

The sentence directly above “Legal Proceedings” on page 46 of the S-1 has been amended as follows:

Junlong also leases spaces from different entities or individuals for its ~~46~~ 55 Internet cafés.

The second sentence of the first paragraph under “Overview” on page 47 of the Form S-1 has been revised as follows:

Currently, operating through our variable interest entity, Junlong Culture Communication Co. Ltd. ("Junlong"), we operate the largest Internet Café chain in Shenzhen, Guangdong, China consisting of ~~46~~ 55 locations in high traffic areas.

35.          We note your statement in the fourth bullet point that strong government relations is one of your competitive advantages and that Mr. Guo's position as the executive president of Shenzhen Longgang District Internet Industry Association provides valuable insight. We further note your statement in the penultimate paragraph on page 37 that your 46 internet cafes are in Shenzhen, Guangdong. Please explain how, if at all, your expansion into other provinces may impact your government relations given that Mr. Guo's position appears to be limited to the Shenzhen district.

Response:

The fourth bullet point under “Competitive Strengths” on page 40 of the S-1 has been revised as follows:

Government and Industry Relations. We have developed an excellent working relationship with the government that has assisted us to better comply with Internet café related laws and regulations and to understand regulatory trends in our industry. Our CEO and CFO, Mr. Dishan Guo, is the executive president of Shenzhen Longgang District Internet Industry Association. This association is an associated department of the Ministry of Culture and sets the Internet café industry standards. Mr. Guo attends annual conferences held by the Ministry of Culture in Beijing each year.  As a result of his involvement, Mr. Guo gains valuable insight into new standards and may also have the opportunity to influence industry standards.  Because the Ministry of Culture is responsible for culture policies and activities throughout China, and there are regional Ministry of Culture departments in each province, Mr. Guo’s government and industry relations expand beyond the Shenzhen district, which we believe will benefit the Company as we expand into provinces outside of Guangdong Province.

Our Growth Strategy, page 40

36.          We note your statement in the last paragraph on page 40 that you plan to expand in the mid-east regions of the PRC. Please specify in which mid-east regions you plan to expand.

Response:

The disclosure in the first bullet point below “Our Growth Strategy” on the bottom of page 40 of the Form S-1 has been revised as follows:

We plan to expand in ~~the southwest and mid-east regions of the PRC~~ Guizhou, Sichuan, and Yunnan Provinces as well as the Chongqing Municipality through acquisitions of local small chains in order to meet the requirements of applying for a national chain license.

37.          We note your statement in the last paragraph on page 40 that "[you] plan to accomplish acquisitions of internet cafes in Guizhou in the third quarter, and Sichuan in the fourth quarter in order to help [you] satisfy the requirements of obtaining a national chain license." We further note your statement in the second paragraph on page 41 that you have identified "prime areas for the establishment of internet cafes" and that "your future expansion in the south-western region will he built on the basis of these locations beginning with Guizhou in the second quarter of 2011, Yunnan in the fourth quarter of 2011, and Sichuan in the year 2012." Please confirm that your current disclosure that you intend to both acquire existing internet cafes in Guizhou and Sichuan in the third and fourth quarters, respectively, and establish new internet cafes in Guizhou and Sichuan in the second quarter of 2012, respectively, is accurate. If it is not, please revise to ensure that your disclosure is accurate and consistent. To the extent you have already begun this expansion, please detail the steps you have taken and update your Management's Discussion and Analysis accordingly.

Response:

The disclosure in the last paragraph on page 40 of the Form S-1 has been revised as follows:

In the future, we plan to acquire internet cafes in Guizhou ~~in the third quarter,~~ and Sichuan Provinces ~~in the fourth quarter in order~~ to help us satisfy the requirements of obtaining a national chain license.

The disclosure in the last sentence of the second paragraph of page 41 of the Form S-1 has been revised as follows:

As such, our future expansion in the south-western region will ~~be built~~ focus on the establishment of internet cafes in ~~on the basis of~~ these locations ~~beginning with Guizhou in the second quarter of 2011, Yunnan in the fourth quarter of 2011, and Sichuan in the year 2012~~.

38.          We note your statement in the last paragraph on page 40 that you will focus on developing high-end internet cafes in the more developed cities to create new concepts of internet cafe operation." Please specify the type of "new concept" you are seeking to create and how you intend to create this. Please also define "high-end" internet café and how, if at all, these "high-end" internet cafes will differ from your largest stores discussed in the first sentence on page 41 and your "luxury" cafés discussed in the second paragraph on page 42. Please also explain how these "high-end" and "luxury" cafes fit into your business plan given your statement in the fifth paragraph on page 42 that your customers are "mainly young males with low incomes, mainly migrant workers."

Response:

We have revised the last paragraph on page 40 of the Form S-1 to provide as follows:

We will seek to grow by business expansion. We plan to expand in the southwest and mid-east regions of the PRC through acquisitions of local small chains, in order to meet the requirements of applying for a national chain license. The national chain license requires 30 internet cafés in three provinces.  In the future, we plan to ~~accomplish acquisitions of~~ acquire internet cafés in Guizhou ~~in the third quarter,~~ and Sichuan Provinces ~~in the fourth quarter~~ in order to help us satisfy the requirements of obtaining a national chain license. We also want to fully develop our wholly-owned branches through effective integration of resources. Most of our current competitors that offer franchising simply provide a franchise license to entrepreneurs to get started in exchange for a yearly fee.  Junlong, on the other hand, is deeply involved in the operational management of its company-owned cafés. After we obtain a national chain license, we will focus on developing high-end internet cafés in the more developed cities to create new concepts of internet café operation such as operating cafes that provide food and beverage service as well as overnight accommodation.  Our high-end internet cafes are those housing the most up to date computers and have private rooms for movie viewing and gameplay with surround sound capability.  These high-end cafes will cater to individuals with disposable income exceeding that of our general customers, young low income males and migrant workers.  We expect to spread to the less developed cities in three years in order to gain competitive market shares. We plan to put 20% of our resources to the less developed cities for market integration after we are granted a national license, which will effectively lay the foundation for us in those cities.

39.          We note your disclosure in the last paragraph on page 41 that "[you] have on average 239 computers in each location and a total of 10,989 computers for the 46 cafés." We further note your disclosure in the first paragraph on page 41 discussing the parameters and features of your small, medium and large stores. In an appropriate place in your prospectus, please provide tabular or other disclosure setting forth your stores grouped according to these parameters and/or some other logical presentation. To the extent known, please also provide this information regarding those regions in which you intend to expand.

Response:

We are currently unable to provide information regarding the size of the cafes that we plan to open in those regions in which we intend to expand.

The first sentence in the final paragraph on page 41 of the Form S-1 has been revised as follows:

We have on average ~~239~~ 240 computers in each location and a total of ~~10,989~~ over 13,000 computers serving all 55 internet cafés.

We have revised page 37 of the Form S-1 by providing the following below the “Business Overview” section:

The 55 Internet cafes that we operate are categorized into small, medium, and large cafes.  The parameters and number of each type of store are provided in the table below:

Store Size	Number of Stores	Description of Cafe

Small	6	Large cafes contain 300 or more computers and focus on high end games, movies and entertainment.

Medium	38	Medium cafes contain 150-300 computers and focus on high-end games. They also provide several movie suites for customers.

Large	10	Small cafes contain 100-150 computers.

Intellectual Property, page 44

Domain Name, page 44

40.          We note your disclosure that you "will transition from [y]our old domain name to [y]our new one during the third quarter of 2010." It appears that this new website is already being utilized. Please clarify or revise.

Response:

The paragraph under “Domain Name” on page 44 of the Form S-1 will be revised as follows:

~~We own and currently utilize the domain name, www.cnculture.com.cn.  We have recently also acquired the domain name www.chinainternetcafe.com which we believe better reflects our business.  We will transition from our old domeain name to our new one during the third quarter of 2010.~~

We own and currently utilize the domain name www.chinainternetcafe.com.

Software, page 44

41.          We note your disclosure "[t]he main piece of intellectual property for Junlong is the SAFLASH software" and that "[y]our competitive advantage lies in continually updating SAFLASH." We also note your disclosure in the second risk factor on page 16 that "[y]our software SAFLASH is the result of our research and development efforts." If material to an understanding of your business, please provide an estimate of the amount spent during each of the last two fiscal years on research and development activities and, if applicable, the extent to which the cost of such activities is borne directly by customers. Please see Item 101(h)(4)(x) of Regulation S-K.

Response:

We have revised the second paragraph under the “Software” section of page 44 of the S-1 as follows:

Although there are no patents or copyrights for this software, it is only used internally on our computer systems and is not available for download. We also entered into a confidentiality agreement with the IT manager Zhenfan Li whose team developed this software. Our competitive advantage lies in continually updating SAFLASH to assure internet connection stability.  We estimate the research and development costs associated with updating SAFLASH to be approximately 100,000 RMB per year.  This costs includes the salaries of software engineers and costs associated with testing any updates.  The costs associated with research and development activities are borne by our customers in the form of increased prices.

Regulation, page 44

42.          We note your disclosure in the second paragraph on page 45 as well as the third risk factor on page 17. We also note your disclosure in the last paragraph on page 40 that you seek to obtain a national chain license. Please revise to describe how obtaining this license may impact your business. As appropriate, please also discuss the impact of any other government regulations to which you are subject. Please see Item 101(h)(4)(ix) of Regulation S-K.

Response:

We have revised the second paragraph of page 45 as follows:

The Ministry of Culture of China is in charge of regulating national Internet café chains. To obtain a license to operate a national internet café chain, an applicant must, among other things have, (i) a minimum registered capital of RMB 50 million, (ii) own or control at least 30 internet cafés, which shall cover at least three provinces or municipalities under direct administration of the State Council, and (iii) have been in full compliance with administrative regulations with respect to internet cafés for at least one year before submitting the application. Other requirements include having appropriate computer and ancillary facilities, necessary and qualified personnel and sound internal policy. Application for a national Internet café chain shall be first made to the provincial counterpart of the Ministry of Culture. After preliminary approval, the provincial authority will submit the application to the Ministry of Culture for final approval. In rendering its approval, the authorities consider such factors as the then existing number of the Internet café chains.  We believe that obtaining a national license will provide many advantages to the Company including increasing brand awareness throughout China, increasing access to profitable markets throughout China, and increasing our ability to promote the Company’s modified franchise model throughout China.  Obtaining the national chain license will not have an impact on any other government regulations to which we are subject.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Overview, page 47

43.          Although you state that Junlong Culture Communication Co., Ltd ("Junlong") is your wholly owned subsidiary, your disclosures throughout your document indicate that Junlong is not wholly owned but, rather, a variable interest entity effectively controlled through certain contractual agreements. Please revise your disclosures to correct this apparent inconsistency.

Response:

We have revised page 47 of the Form S-1 as follows:

Prior to the consummation of the share exchange transaction described below, we were a shell company with nominal operations and nominal assets. Currently, operating through our ~~wholly-owned subsidiary~~ variable interest entity, Junlong Culture Communication Co. Ltd. ("Junlong"), we operate the largest Internet Café chain in Shenzhen, Guangdong, China consisting of 48 locations in high traffic areas.

44.          We note your statement that “[you] operate the largest Internet Café chain in Shenzhen, Guangdong." If true, please characterize this statement as your belief, such as you do on pages 6 and 37.

Response:

We have received a written certification from Chinese Internet Café Online, the largest mainstream media company in the Chinese Internet Café Industry, stating that we are the largest internet café chain in Shenzhen, Guangdong.  We have attached the letter as well as a translation of the letter as Exhibit C hereto.

45.          We note your disclosure that the MD&A discussion of your performance is based on the audited financial statements of Junlong, provided in the filing since your "recent operations have been limited to the operations of Junlong." Considering you have not provided audited financial statements of Junlong in your filing, please remove this statement or revise it as necessary. For example, consider indicating, similar to your page 6 disclosures, that your principal operations and sale and marketing activities in the PRC are conducted through Junlong, a consolidated variable interest entity.

Response:

Noted.  We have revised the disclosure on page 47 as follows:

Because our recent operations have been limited to the operations of Junlong, the discussion below of our performance is based upon the audited financial statements of the Company and its subsidiaries, including Junlong, for the fiscal years ended December 31, 2010 and 2009. ~~and the audited financial statements of Junlong for the years ended December 31, 2009 and 2008, which are included in this report~~.

46.          We note your statement that "audited financial statements...for the years ended December 31, 2009 and 2008...are included in this report." Please revise this statement, as it does not appear that financial statements for the fiscal year ended December 31, 2008 are included in your filing.

Response:

The sentence relating to the audited financial statements for the years ended December 31, 2009 and 2008 was stricken from the Form S-1 in accordance with our response to comment number 45 above.

Comparison of Fiscal Year Ended December 31, 2010 and 2009, page 50

Revenue, page 50

47.          Although you state on page 50 that you opened 16 new cafes in 2010, you disclose on pages 48 and F-8 that you opened 13 internet cafes in 2010. Please explain this matter to us in more detail and revise your disclosures to correct this apparent inconsistency.

Response:

We have amended the number of Internet cafes opened during the year 2010 in the last paragraph on page F-8 from 13 new internet cafes to 16 new internet cafes.

We have amended the last sentence in the fifth paragraph under “Recent Developments and Reorganization” on page 48 of the Form S-1 as follows:

In the fiscal year ended 2010, we opened ~~thirteen~~ sixteen internet cafes, and as a result, we had forty four internet cafes in Shenzhen as of December 31, 2010.

Operating Expenses, page 51

48.          We note your statement that administrative expenses increased 282.05% for the fiscal year ended December 31, 2010 and that this increase was mainly attributable to staff training and staff welfare. Please explain why more resources were devoted to staff training and staff welfare in 2010.

Response:

We will update the “Operating Expenses” paragraph on page 51 of the F-1 as follows:

Our administrative expenses consist of the costs associated with staff and support personnel who manage our business activities.  Our administrative expenses increased by $468,598, or 282.05%, to $634,739 for the fiscal year ended December 31, 2010 from $166,141 for the same period in 2009.  The increase was mainly attributable to the staff training and staff welfare.  Shenzhen has a large migrant worker population, which has caused us to have a high employee turnover rate.  It is our hope that by increasing the amount spent on staff training and staff welfare, we will provide our employees with the appropriate training and sense of corporate unity to keep them retained with the Company for the long-term.   The Company expects a slight increase in salary in 2011 due to the adjustment of the basic income level by the Shenzhen Government.

Liquidity and Capital Resources, page 52

49.          Please provide the information required by Item 303(a)(2) of Regulation S-K.

Response:

The information required by Item 303(a)(2) of Regulation S-K has been included in the “Liquidity and Capital Resources” section for the quarter ended March 31, 2011 in the Amendment No. 1 to the Form S-1.

50.          Please discuss how your plans to expand into other regions of the PRC may impact your liquidity and capital resources.

Response:

Please see our response to Comment 49 above.

Financing Activities, page 53

51.          We note your disclosure that on November 15, 2010 you entered into a loan agreement with China Construction Bank for $151,245 and which is due on November 14, 2011. Please file this loan agreement as an exhibit. Please see Item 601(b)(10) of Regulation SK. Please also disclose the interest rate associated with the loan.

Response:

We have filed the loan agreement as exhibit number 10.13 to Amendment No 1. to our registration statement on Form S-1.

We have disclosed the interest rate associated with the loan and the relevant paragraph has been amended to read as follows:

On November 15, 2010, the Company entered into a loan agreement with China Construction Bank for $151,245 (RMB1,000,000) at an interest rate 20% more than the benchmark landing rate, which was secured by director’s guarantee. This loan is due on November 14, 2011.

Directors, Executive Officers, Promoters and Control Persons, page 56

Our Directors and Executive Officers, page 56

52.          Please disclose the business of each of Universal Travel Group, Synutra International, Inc., Kasen International Holdings Limited, Shenzhen 3nod Electronics Co., Ltd, and Shenzhen Ruidefeng Pesticide. In addition, please revise your disclosure to describe the business experience of Mr. Wang for the past five years, or clarify your current disclosure by adding dates or the duration of employment. Please see Item 401(e) of Regulation S-K.

Response:

We have revised the biographies of Messrs Lei Li and Lizong Wang on page 57 of the Form S-1 as follows:

Lei Li. Mr. Lei Li joined our board on August 7, 2010. Mr. Li is the founder and managing director of the Boardroom Advisors Company Limited, a Beijing-based financial advisory firm. He is currently also a director of Universal Travel Group, a NYSE-listed travel services provider in the PRC engaged in providing reservation, booking, and domestic and international travel and tourism services throughout China.  He served as chief financial officer of Synutra International, Inc., a NASDAQ-listed company that focuses on selling premium infant formula products throughout China, from October 2007 to November 2009. From August 2004 to September 2007, Mr. Li was vice president and chief financial officer of Kasen International Holdings Limited, a public company listed on the Hong Kong Stock Exchange that manufactures upholstered furniture, furniture leather and automotive leather in China. Prior to that, Mr. Li served as chief financial officer at Eagle Brand Holdings Limited, a company listed on the Singapore Stock Exchange. Mr. Li’s experience also includes serving as a financial controller at the Korean division of Exel Plc, and serving as a senior auditor at Waste Management Inc.’s international department in London. Mr. Li is a fellow member of the Association of Chartered Certified Accountants (ACCA) in the UK. He received a bachelor’s degree in management and engineering from Beijing Institute of Technology, a master’s degree in economics from Renmin University of China, and a master’s degree in accounting and finance from the London School of Economics. Mr. Li’s foregoing experience, qualifications, attributes and skills led us to the conclusion that, in light of our business and structure, he should serve as a director of our company.

Lizong Wang. Mr. Lizong Wang joined the board on August 7, 2010. Mr. Wang currently serves as deputy secretary of China Society for Promotion of The Guangcai Program, a program initiated and implemented by PRC private enterprises to alleviate poverty.  Mr. Wang has served as the Secretary General of the Guangdong High-tech Industry Association since 2004 and has served as the Secretary General of the Shenzhen Association of Social Organization since 2008.  He also serves as a strategic advisor and independent director of Universal Travel Group, a travel services provider in the PRC engaged in providing reservation, booking, and domestic and international travel and tourism services throughout China, Shenzhen 3nod Electronics Co., Ltd, a radio amplifier, home theater, computer peripherals and LED provider in the PRC, and Shenzhen Ruidefeng Pesticide, one of China's leading enterprise in the field of pesticide formulation and Pesticide research and development. In addition, he acts as economic consultant to a number of municipalities in the PRC as well as Asan in Korea. Mr. Wang is a frequent lecturer at higher education institutions in the Greater China Region. In 2007, Mr. Wang was nominated Honorary Citizen by the U.S. cities of Dallas and Los Angeles. He has also been elected the member of the Guangdong chapter of the Chinese People's Political Consultative Conference (CPPCC). In light of our business and structure, Mr. Wang’s foregoing experience, qualifications, attributes and skills led us to the conclusion that, in light of our business and structure, he should serve as a director of our company.

Board Committees, page 58

53.         Please identify the members of each of your board committees.

Response:

We have amended the disclosure of the Company’s Board Committees in the Form S-1 as follows:

Board Committees

~~We presently have an audit committee led by Lei Lee as the chairperson, a compensation committee led by Wenbin An as the chairperson, and a nominating committee led by Lizong Wang as the chairperson.  The audit committee is primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. Mr. Li is an independent director of the Company and is our audit committee financial expert. The compensation committee is primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee is primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee is also responsible for overseeing the creation and implementation of our corporate governance policies and procedures. A current copy of the audit committee charter, the compensation committee charter, and the nominating committee charter are available on the Company’s website, www.chinainternetcafe.com.-~~

Audit Committee

Our Audit Committee is led by Lei Li as the chairperson.  Lizong Wang, Wenbin An, Dishan Guo and Zhenquan Guo are also members of our audit committee.  The audit committee is primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. Mr. Li is an independent director of the Company and is our audit committee financial expert.

Compensation Committee

Our compensation committee is led by Wenbin An as the chairperson.  Lei Li, Lizong Wang, Dishan Guo and Zhenquan Guo are also members of our compensation committee.  The compensation committee is primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers.

Nominating Committee

Our nominating committee is led by Lizong Wang as the chairperson.   Lei Li, Wenbin An, Dishan Guo and Zhenquan Guo are also members of our nominating committee.  The nominating committee is primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee is also responsible for overseeing the creation and implementation of our corporate governance policies and procedures.

A current copy of the audit committee charter, the compensation committee charter, and the nominating committee charter are available on the Company’s website, www.chinainternetcafe.com, and are filed herewith.

Code of Ethics, page 58

54.
We note your statement that your code of ethics is filed as Exhibit 14.1. The exhibit index indicates this exhibit is incorporated by reference to "[y]our Annual Report on Form 10-K filed with the SEC on June 30, 2008." It appears this code of ethics is filed as Exhibit 14.1 to your Form 10-KSB filed on September 26, 2007 and reflects your prior code of ethics. Please revise to file an updated code of-ethics consistent with the one on your website.

Response:

Noted.  We will include our current code of ethics available on our website as exhibit 14.1 to the Amendment No. 1 to the Form S-1.

Section 16(a) of the Securities Exchange Act of 1934, page 59

55.         We note you filed a Form 8-Al2G on September 26, 2007 and registered a class of securities pursuant to Section 12(g) of the Exchange Act. Please explain to us why you are not subject to Section 16(a) of the Securities and Exchange Act. Please see Item 405 of Regulation S-K.

Response:

We have made the following revision on page 59 of the Form S-1 under the heading “Section 16(a) of the Securities Exchange Act of 1934”:

Section 16(a) of the Securities Exchange Act of 1934

~~As of the date of this report, we are not subject to section 16(a) of the Securities Exchange Act of 1934.~~

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Form 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the SEC regulations to furnish our company with copies of all Section 16(a) reports they file.

Based solely on our review of the copies of such reports received by us and on written representations by our officers and directors regarding their compliance with the applicable reporting requirements under Section 16(a) of the Exchange Act, except as disclosed below, we believe that with respect to the fiscal year ended December 31, 2010, our directors, executive officers and 10% stockholders have not complied with all Section 16(a) filing requirements in that:

•	Form 3s were not filed by Lei Li, Lizong Wang, Wenbin An, or Zhenquan Guo upon their appointment as officers and directors on August 7, 2010.

Executive Compensation, page 60

56.         We note your disclosure that your summary compensation table lists "all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by our chief executive officer and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the stated periods." Please confirm to us that your summary compensation table covers those individuals specified in Item 402(m)(2) of Regulation S-K, taking into account instruction 1 to Item 402(m)(2).

Response:

After reviewing Item 402(m)(2) of Regulation S-K and taking into account instruction 1 to Item 402(m)(2), we confirm that the summary compensation table covers all of the appropriate individuals.

Outstanding Equity Awards at Fiscal Year End, page 61

57.         Please revise to clarify whether "any equity awards, including, options, restricted stock or other equity incentives" were outstanding as of December 31, 2010. Please see Item 402(p) of Regulation S-K.

Response:

We have amended the sentence under “Outstanding Equity Awards at Fiscal Year End” on page 61 of the Form S-1 as follows:

~~None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives during the fiscal year ended December 31, 2010.~~

There were no equity awards, including, options, restricted stock, or other equity incentives outstanding as of December 31, 2010.

Security Ownership Of Certain Beneficial Owners And Management, page 62

58.         Please clarify the number of shares beneficially owned by Mr. Guo. We note the first and last line of the table indicate two different numbers.

Response:

The number of shares owned by Mr. Guo has been updated in the table to 12,008,750 shares in both the first and last lines of the table.

59.         Please revise to clarify whether the amounts reflected in the table include shares that the listed persons have the right to acquire within 60 days.

Response:

Footnote (1) of the Security Ownership of certain Beneficial Owners and Management table has been revised as follows:

~~(1) Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.~~

(1)  In determining beneficial ownership of our common stock as of a given date, the number of shares shown includes shares of common stock which may be acquired on exercise of warrants or options or conversion of convertible securities within 60 days of that date. In determining the percent of common stock owned by a person or entity on July 12, 2011, (a) the numerator is the number of shares of the class beneficially owned by such person or entity, including shares which may be acquired within 60 days on exercise of warrants or options and conversion of convertible securities, and (b) the denominator is the sum of (i) the total shares of common stock outstanding on July 12, 2011 (21,124,967), and (ii) the total number of shares that the beneficial owner may acquire upon conversion of preferred stock and on the exercise of warrants and options. Unless otherwise stated, each beneficial owner has sole power to vote and dispose of its shares.

Certain Relationships and Related Transactions, page 63

60.         Please revise to discuss the February 2011 escrow agreement or tell us why you believe this disclosure is unnecessary. Please see Items 404(a) and 404(d) of Regulation S-K.

Response:

We have included discussion of the February 2011 escrow agreement on Page 64 of the Form S-1 under the heading “Certain Relationships and Related Transactions” as follows:

In connection with the private placement that closed on February 22, 2011 (the “Offering”), we entered into a securities escrow agreement with TriPoint Global Equities, LLC, as representative of the purchasers of certain Units offered in the Offering, Mr. Dishan Guo, our chairman and largest shareholder and Sichenzia Ross Friedman Ference LLP as escrow agent.   As an inducement for the purchasers entering into and consummating the Offering, Mr. Guo agreed to deliver into an escrow account one share of the Company’s Common Stock for each $10 sold to the purchasers in the Offering to be used as escrow shares, equal to 641,205 shares of Common Stock (the “Escrow Shares”).  The distribution of the Escrow Shares shall be based on a performance threshold for the Company.  With respect to the 2011 fiscal year, if we earn less than $9,500,000, then the Escrow Shares for such year will be delivered to the purchasers in the amount of 10% of the Escrow Shares for each full percentage point by which such threshold was not achieved up to a maximum of the Escrow Shares.

61.         Please revise this section to provide disclosure for your last two fiscal years. Please see Instruction 2 to Item 404(d) of Regulation S-K.

Response:

We have revised the first paragraph of the “Certain Relationships and Related Transactions” section on page 63 to as follows:

“The following includes a summary of transactions since the beginning of our ~~2010~~ 2009 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.”

There were no related party transactions during the year 2009.

62.         We note your disclosure in Note 13 to the financial statements that you owe amounts to your chief executive officer. Please disclose this loan as a related party transaction, or tell us why you are not required to do so. Please see Item 404(d) of Regulation S-K.

Response:

We have included disclosure of the amounts that we owe our chief executive officer similar to Note 13 to the financial statements under “Certain Relationships and Related Transactions” as follows:

None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC except that because the Company did not open a U.S. bank account with JP Morgan until February 2011, before that time, various listing and other public company operating expenses were paid by the personal account of Mr. Guo, the Company’s Chief Executive Officer.  To date, Mr. Guo has lent the Company $1,397,776.  This amount is considered to be a unsecured related party loan due to Mr. Guo Dishan with no stated interest and is payable on demand.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

63.         Considering you paid cash to acquire internet café assets in 2010 and reflect the transactions as investing activity outflows, tell us why you also present these acquisitions in non-cash investing and financing activities on your statements of cash flows.

Response:

We have updated the Line Item “Supplemental Disclosure of Non-Cash Investing and Financing Activities” on page F0-6 of the Form S-1 to read “Supplemental Disclosure.”

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-9

(d) Revenue recognition, page F-9

64.         We note that there is no expiration date for your prepaid IC cards. Please tell us if you have recognized or have an accounting policy to recognize breakage for the deferred revenue that is not expected to be redeemed.

Response:

The Company has not recognized any deferred revenue for potential unredeemed IC card balances.  The Company has a relatively short operating history and management does not believe the amount of potential unredeemed prepaid IC card balance is material at this time.  The Company is in the process of analyzing usage trends throughout its history to determine the best methodology to utilize in recognizing revenue related to potential unredeemed IC card balances.

(m) Property, plant and equipment, page F-11

65.         Based on your disclosures, it appears that you depreciate all leasehold improvements over a five-year estimated useful life. Please tell us if you amortize leasehold improvements over the shorter of their economic lives or the lease term. If so, please revise your disclosures accordingly.

Response:

Our normal lease term is five years and economic life of leasehold improvement is generally equivalent to the lease term.  The leasehold improvement primarily consists of decoration expense. We have addressed this issue in our Summary of Significant Accounting Policies under item (m) property, plant and equipment of the 10-Q filed May 23, 2011 which disclosure is included in the Amendment No. 1 to the Form S-1.

Note 9. Property, Plant and Equipment, net, page F-18

66.         Please tell us if you have capitalized any internal-use software, such as your "SAFLASH" software, on your balance sheet. If you have and the related amounts are material, please tell us and disclose your internal-use software accounting policy. Please see ASC 350-40.

Response:

Software developed and used internally is expensed as developed.  We have addressed this issue in our Summary of Significant Accounting Policies under item (n) intangible assets of the 10-Q filed May 23, 2011 which disclosure is included in the Amendment No. 1 to the Form S-1.

Note 14. Cost of revenue, page F-20

67.         We note that the "Business tax and surcharge" line item represents approximately 40% of your total costs of revenues for fiscal years 2009 and 2010. Although we note your disclosures on pages 49 and 54 that you are subject to business taxes and related surcharges by various local tax authorities at rates ranging from 5% to 6% on gross revenue generated, it is unclear why these figures greatly exceed 5% to 6% of your revenues. Please tell us the specific nature of the items included in this line item and clarify your disclosures accordingly.

Response:

The disclosure did not indicate all business tax rates.  We have updated the disclosures to disclose these rates in our Summary of Significant Accounting Policies under item (e), cost of revenue, in the 10-Q filed May 23, 2011 which disclosure is included in the Amendment No. 1 to the Form S-1.

Note 15. Income Tax, page F-20

68.         Please provide the full disclosures required by ASC 740-10-50-2. Also, in regards to your statutory income tax rate reconciliation on page F-21, please tell us why you include a line item titled "Tax effect of net taxable timing differences" when it does not appear that deferred income taxes had any net impact during fiscal years 2009 and 2010. If the "Effect of cumulative tax losses" line item relates to the establishment of your valuation allowance, please revise your description of this line item accordingly.

Response:

Note 15 on gage F-20 of the Form S-1 has been revised as follows:

The income tax provision consists of the following:

	2010	2009

Current
- PRC	$1,819,380	$1,068,262
Deferred
- ~~Increase in deferred tax asset~~ Deferred tax resulted from net operating loss of the U.S. Shell company	137,918	$-
- ~~Change in~~ Valuation allowance	(137,918)	-

Income Tax Expenses	$1,819,380	$1,068,262

The Company applied the provisions of ASC 740.10.50, "Accounting For Uncertainty In Income Taxes", which provides clarification related to the process associated with accounting for uncertain tax positions recognized in our financial statements. The Company classified all interest and penalties related to unrecognized tax benefits, if any, as a component of income tax provisions. The Company performed self-assessment and the Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. Until December 31, 2010, the management considered that the Company had no uncertain tax positions affecting its consolidated financial position and results of operations or cash flows, and will continue to evaluate for the uncertain position in future. Our policy for recording interest and penalties associated with tax audits is to record such items as a component of income tax expense. There are no estimated interest costs and penalties provided in the Company’s consolidated financial statements for the year ended December 31, 2010 and 2009, respectively.

The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities and the major one is the China Tax Authority. The open tax year for examination in PRC is 10 years.

All of the Group’s income before income taxes is from PRC sources. ~~Actual income tax expense reported in the consolidated statements of operations and comprehensive income differ from the amounts computed by applying the PRC statutory income tax rate of 22% and 20% for the years ended December 31, 2010 and 2009 to income before income taxes for the years ended December 31, 2010 and 2009 for the followings reasons:~~

	~~2010~~		~~2009~~

~~Income before income taxes~~	~~$~~	~~7,565,963~~	~~$~~	~~5,456,711~~

~~Computed “expected” income tax expense at 22% and 20% in 2010 and 2009~~	~~$~~	~~1,664,512~~	~~$~~	~~1,091,342~~
~~Tax effect of net taxable timing differences~~		~~16,950~~		~~(23,080~~	~~)~~
~~Effect of cumulative tax losses~~		~~137,918~~		~~-~~
	~~$~~	~~1,819,380~~	~~$~~	~~1,068,262~~

~~Our policy for recording interest and penalties associated with audits is to record such items as a component of income tax expense. There were no interest and penalties recorded for the years ended December 31, 2010 and 2009.~~

Note 17. Stockholders' Equity, page F-22

(ii) Stock based compensation, page F-22

69.         Please tell us how you are accounting for your agreement to grant 400,000 shares of common stock to your advisor for services performed. In particular, tell us the date(s) used to measure the fair value of the shares, the periods over which you will be recognizing the related expense, and how you determined the fair value of your common stock. Please demonstrate how your accounting treatment is in accordance with ASC 505-50 and/or other applicable accounting guidance. If you are using the performance commitment date as the measurement date, please tell us the disincentives for nonperformance, other than forfeiture of the shares, included within your advisor relationship and clarify how your treatment complies with ASC 505-50-31-12.

Response:

While the agreement was signed on November 22,2010, it had no effect on the 2010 financial statements as the agreement and services to be provided were effective starting in 2011 not 2010.  The transactions have been accounted for and fully disclosed in the March 31, 2011 10-Q which has been included in Amendment No. 1 to this Form S-1.

Note 18. Commitments and Contingencies, page F-23

70.         Although you disclose on page 13 that you have not obtained social insurance for all employees and, as a result, are subject to administrative fines and penalties, it does not appear you have disclosed this matter or any other contingencies in your financial statement footnotes. Please revise your footnote to comply with the disclosure requirements of ASC paragraphs 450-20-50-1 through 50-8.

Response:

We have revised Note 18 on Page F-23 of the Form S-1 to include the following section:

Social Benefits Coverage

We have obtained social benefits coverage for employees who work at the Junlong headquarters. For other employees, because of the high mobility of their work, and the difficulty of transferring social benefits coverage from one province to another, they usually work on a probationary basis and do not enter into long employment relationships with us. Because the cost of social benefits coverage is considerable compared to their total monthly income, the Company allows the employees to decide whether or not to pay the social benefits coverage. It is reasonable to assume that the company is subject to administrative fines and penalties as a result of its failure to obtain social insurance for these employees. The amount of these fines and penalties ranges from USD15 to 76 (RMB100 to 500) per person, and in the aggregate, may adversely affect our financial condition and our public image.

Note 22. Subsequent Event, page F-25

71.
We note that on February 18, 2011 you closed a private placement of $6.4 million from offering a total of 474,967 units at a purchase price of $13.50 per unit. Please explain to us in sufficient detail how you accounted or intend to account for this transaction. In doing so, please ensure you address the following items:

•
Explain how you will allocate the offering proceeds to the common stock, convertible preferred shares, and warrants included in each unit. If, as we assume, you will allocate the proceeds on a relative fair value basis, consistent with ASC paragraphs 470-20-30-5(a), provide us with your relative fair value calculation and explain in detail how you determined the fair value of each component.

•
Provide us with a detailed explanation of your accounting treatment for the warrants issued in conjunction with your unit issuance. In doing so, tell us whether or not you considered ASC 815-10-15-83 in determining whether or not the warrants are freestanding derivatives requiring fair value treatment. If you believe that the warrants are not freestanding derivatives under ASC 815-10-15-74(a), please tell us how the warrants met each of the relevant criteria in ASC 815-40-25 in arriving at your conclusion that the warrants should be classified in equity.

•
We note that Section 5(d)(v) of your preferred stock agreement included in your Form 8-K filed February 23, 2011 indicates that a holder of your Series A preferred stock may require you to redeem the shares in cash as a result of an "Organic Change," defined as "the sale of all or substantially all of the Company's properties or assets to any other person." We further note that Section 8 of the agreement indicates that cash redemption would be required if you are unable to issue shares registered for resale for any reason. Please tell us if there are other provisions that require cash redemption, even if the event's occurrence is remote. In light of these provisions, please tell us if you intend to classify the convertible preferred stock in mezzanine or permanent equity. Please see ASC 480-10-S99-3A and Rule 5-02.28 of Regulation S-X.

•
Provide us with a detailed explanation of your accounting treatment for the conversion feature of your convertible preferred stock. Explain how you applied ASC 815-15-25-1 in determining whether or not the conversion feature should be bifurcated from the host contract and accounted for as a derivative requiring fair value treatment. In particular, tell us how you determined whether or not the economic characteristics of the embedded conversion feature are clearly and closely related to your cumulative convertible preferred stock. If you believe that the conversion feature meets the criteria in ASC 815-15-25-1 but should not be accounted for as a derivative liability under ASC 815-10-15-74(a), please tell us in detail how the conversion feature met each of the relevant criteria in ASC 815-40-25 in arriving at your conclusion that the conversion feature was not an embedded derivative. Please specifically address how you evaluated the Section 8 provisions referenced above in determining the appropriate treatment. Also tell us whether or not there is a limit on the number of shares that can be issued upon conversion of the preferred stock and, if so, tell us and disclose the terms of the cap. In addition, tell us if there are any other provisions of your convertible preferred stock, even if remote, that could require redemption or net-cash settlement. Please also revise your filing to clarify if the "Conversion Price," as disclosed on page F-26, is fixed or varies based on a contractual formula.

•
If you have determined that the conversion feature of your convertible preferred stock is outside of the scope of ASC 815, please tell us how you calculated the effective conversion price of your convertible preferred stock, as described in ASC paragraphs 470-20-30-3 through 30-8, and, if applicable, how you measured the intrinsic value of the related beneficial conversion feature and how you are amortizing the beneficial conversion feature. If you did not record a beneficial conversion feature, please tell us how you arrived at that conclusion. Please ensure that you provide us with the commitment date used and the fair value of your common stock on the commitment date.

Response:

The transactions have been accounted for and fully disclosed in our footnote 16 Stockholder’s Equity and 17 Series A Preferred Stock and Warrants in the March 31, 2011 10-Q which disclosure has been included in the Amendment No. 1 to the Form S-1.

72.
We note that you entered into a securities escrow agreement whereby your chairman agreed to deliver 641,205 common shares into escrow related to your unit offering and that the shares will be delivered to investors if certain performance thresholds are met. Please tell us how you intend to treat these shares in your earnings per share computations and how you intend to account for these shares if and when released. For example, please tell us if you intend to record compensation expense upon release of the shares and, if so, clarify the measurement date you intend to use for such issuances. In your response, please explain if any investors that may receive the escrowed shares are officers, directors, employees, consultants or contractors or otherwise have a relationship to you other than as a shareholder.

Response:

In connection with the Offering, we entered into a Securities Escrow Agreement with the Investors and Mr. Dishan Guo (the “Stockholder”), the Company’s chairman and principal stockholder, pursuant to which the Stockholder placed in escrow one share of our Common Stock for each $10 of Units sold to the Investors, equal to 641,205 shares of Common Stock (the “Escrow Shares”). The escrow agreement establishes a performance threshold for the Company based on net income (as defined and subject to certain non-cash adjustments) for the year ending December 31, 2011 of $10,000,000.  If the Company achieves 95% or more of the performance threshold, the shares will be returned to the Stockholder. If the Company’s net income is less than $9,500,000, then the shares will be delivered to the Investors in the amount of 10% of the escrow shares for each full percentage point by which such performance threshold was not achieved, up to a maximum of the 641,205 shares placed in escrow.

The Company has evaluated the terms of the Securities Escrow Agreement based on the guidance provided in ASC 718-10-S99. The Company concluded that because the escrowed shares would be released to the Company’s principal stockholder or distributed to the investors without regard to the continued employment of any of the Company’s directors of officers, the Securities Escrow Agreement is in substance an inducement to facilitate the private placement, rather than as compensatory arrangement. As such, the Securities Escrow Agreement has accounted for the escrowed share arrangement according to its nature and reflected it as a reduction of the proceeds allocated to the newly issued securities in the Private Placement, based on the aggregate fair value of 21,124,967 shares of common stock at February 22, 2011.  The Investors who may receive shares under the escrow arrangement have no relationship with the Company other than in their capacity as shareholders.

Recent Sale of Unregistered Securities, page 67

•	Please provide the information required by Item 701(d) of Regulation S-K.

Response:

We have revised Page 67 of the Form S-1 to include the following disclosure following the description of the February 22, 2011 private placement:

The Offering was conducted in accordance with and in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act and/or Rule 506 of Regulation D as promulgated by the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), or Regulation S (“Regulation S”) as promulgated under the Securities Act.

Exhibits, page 68

73.
We note your disclosure in the third paragraph on page 8 that in July of 2010 your Board approved an amended and restated articles of incorporation and that in January of 2011 you filed an amendment to this amended and restated articles of incorporation. Please file both documents as exhibits. Please see Item 601(b)(3)(i) of Regulation S-K.

Response:

Noted.  We have filed both amendments as exhibits number 3.3 and 3.4 to Amendment No. 1 to the Form S-1.

74.         We note the references throughout the filing to the opinion of your PRC counsel, China Commercial Law Firm. Please file the consent of PRC counsel as an exhibit. Refer to Item 601(b)(23) of Regulation S-K, Rule 436 under the Securities Act, and Securities Act Sections Compliance and Disclosure Interpretation 141.02 located on our website.

Response:

Noted.  We have filed the consent of PRC counsel as exhibit number 23.2 to Amendment No. 1 to the Form S-1.

75.           Please provide complete and fully executed versions of your exhibits. For example and not as an exhaustive list:

•	Please re-file a complete and fully executed version of Exhibit 10.14 to include the full schedules as well as the signatures to the parties to this agreement;

•	Please file a complete and fully executed version of Exhibit 10.13 to include Exhibit A and all schedules; and

•	Please file fully executed versions of Exhibits 10.15 and 10.16.

Response:

Noted.  We have filed completed and fully executed versions of the above mentioned exhibits as Exhibits 10.14, 10.15, 10.16, 10.17, 10.18, and 10.19 in our Amendment No. 1 to Form S-1.

Exhibits

74.         Please file as material contracts the employment agreements of the directors, officers and shareholders named in your registration statement, or tell us why you are not required to do so. Please see Item 601(b)(10) of Regulation S-K.

Response:

Noted.  We have filed the employment agreements of the directors, officers and shareholders as Exhibits 10.20, 10.21, 10.22, 10.23, and 10.24 in our Amendment No. 1 to Form S-1.

Exhibit 4.1

78.         We note that in January of 2011, you changed your name from "China Unitech Group, Inc." to "China Internet Cafe Holdings Group, Inc." Please file a specimen stock certificate for China Internet Café Holdings Group, Inc.

Response:

Noted.  The specimen stock certificate reflecting the new “China Internet Café Holdings Group. Inc.” name is filed as Exhibit 99.1 to our Amendment No. 1 to the Form S-1.

Exhibit 5.1

79.         It appears that the 474,967 shares of common stock referred to in your opinion already are issued and outstanding. If true, please revise your opinion accordingly.

Response:

Noted.  Sichenzia Ross Friedman Ference has revised their opinion letter accordingly by striking “474,967 shares of common stock” from the opinion. A revised opinion is filed as Exhibit 5.1 to our Amendment No. 1 to the Form S-1.

80.         Please revise to include the file number for the registration statement.

Response:

Noted.  Sichenzia Ross Friedman Ference LLP has included the file number of the registration statement in their revised opinion.

81.         Please delete the phrase "or the rules and regulations of the Securities and Exchange Commission" in the last paragraph of the opinion. Such qualification is inappropriate.

Response:

Noted.  Sichenzia Ross Friedman Ference LLP has deleted the phrase "or the rules and regulations of the Securities and Exchange Commission" in the last paragraph of the opinion.

Form 10-K for the Fiscal Year ended December 31, 2010

Item 9A. Controls and Procedures, page 43

Management's Report on Internal Control over Financial Reporting, page 43

82.         We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

Response:

Please see our responses below.

83.         In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

Response:

The company has one system to control billings over each of the 55 locations. This is an ERP system that governs all the stores and matches the everyday revenue to the central financial system. The subscription relies on IT support, and we have two IT technicians in each Internet café to ensure the system’s function. Our business is a simple, cash based business. Our IT support reduces the dysfunctional risk of the billing system.

84.         If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response:

Our accounting manager, Miss Liu Yang, serves as the internal audit function. She monitors the daily report and journal legers. Each daily report from each Internet café will be signed by the store manager in that particular store and sent to headquarters to be reviewed and verified by Miss Liu. Our operation manger and CEO will review the periodic reports regularly.

85.         If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Response:

We do not maintain our books and records in accordance with U.S.GAAP, we maintain our books and records in accordance with Chinese accounting standards. The company has only been public for a short period.  However, the company has hired a third party to calculate the value of our warrants in accordance with U.S.GAAP.

86.         If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response:

The company maintains its books and records in accordance to Chinese accounting standards. The company coverts its books and records to U.S.GAAP for SEC reporting based on applicable exchange rates. The company has hired an individual third party American CPA to complete the valuation of the Company’s preferred stock and warrants. For every public filling, only one U.S. GAAP adjustment is made.

87.         We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
•	the nature of his or her contractual or other relationship to you;
•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
•
about his or her professional experience, including, experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response:

The person who is primarily responsible for preparing and supervising the preparation of our financial statements and evaluating the effectiveness of our internal control over financial reporting holds a masters of professional accounting degree and has served as an accountant in Australia before becoming an employee of the Company.  The individual is an associate member of the Australian CPA  Association, and has experience with accounting and financial operations, strategic planning, budgeting and forecasting, financial and cost reporting. This individual has two years of working experience as an accountant preparing individual tax returns, company tax return, BAS, and financial statements in Melbourne Australia.

IFRS (International Financial Reporting Standards) are used in many parts of the world. As of August 27, 2008, more than 113 countries around the world, including all of Europe, currently require or permit IFRS reporting. Approximately 85 of those countries require IFRS reporting for all domestic, listed companies. In addition, the US is also gearing towards IFRS. The SEC in the US is slowly but progressively shifting from requiring only US GAAP to accepting IFRS and will most likely accept IFRS standards in the long term.

The Australian Accounting Standards Board (AASB) has issued 'Australian equivalents to IFRS' (A-IFRS), numbering IFRS standards as AASB 1–8 and IAS standards as AASB 101–141. Australian equivalents to SIC and IFRIC Interpretations have also been issued, along with a number of 'domestic' standards and interpretations. These pronouncements replaced previous Australian generally accepted accounting principles with effect from annual reporting periods beginning on or after 1 January 2005 (i.e. 30 June 2006 was the first report prepared under IFRS-equivalent standards for June year ends). To this end, Australia, along with Europe and a few other countries, was one of the initial adopters of IFRS for domestic purposes.

The AASB has made certain amendments to the IASB pronouncements in making A-IFRS, however these generally have the effect of eliminating an option under IFRS, introducing additional disclosures or implementing requirements for not-for-profit entities, rather than departing from IFRS for Australian entities. Accordingly, for-profit entities that prepare financial statements in accordance with A-IFRS are able to make an unreserved statement of compliance with IFRS.

88.         If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;
•	the qualifications of their employees who perform the services for your company;
•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

No, the company doesn’t retain an accounting firm or other similar organization to prepare its financial statements nor evaluate its internal control over financial reporting.

89.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

We believe that this individual is qualified to prepare our financial statements and evaluate our internal control over financial reporting because this individual is a CPA, is familiar with U.S. GAAP rules, and has years of accounting experience.  Last year this individual spent approximately 400 hours performing these services for us.  The total amount of fees the company paid to this individual in connection with the preparation of our financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end was $20,000.

90.         Since you identify an audit committee financial expert in your filings, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

Response:

Lawrence Lee is the founder and managing director of the Boardroom Advisors Company Limited, a Beijing-based financial advisory firm. He is currently also a Director of Universal Travel Group, a NYSE-listed company. He served as chief financial officer of Synutra International, Inc., a NASDAQ-listed company, from October 2007 to November 2009. From August 2004 to September 2007, Mr. Lee was vice president and chief financial officer of Kasen International Holdings Limited, a public company listed on the Hong Kong Stock Exchange. Prior to that, Mr. Lee served as chief financial officer at Eagle Brand Holdings Limited, a company listed on the Singapore Stock Exchange. Mr. Lee’s experience also includes serving as a financial controller at the Korean division of Exel Plc, and serving as a senior auditor at Waste Management Inc.’s international department in London. Mr. Lee is a fellow member of the Association of Chartered Certified Accountants (ACCA) in the UK. He received a bachelor’s degree in management and engineering from the Beijing Institute of Technology, a master’s degree in economics from Renmin University of China, and a master’s degree in accounting and finance from the London School of Economics.  The company believes Mr. Lee’s professional experience has provided him with sufficient knowledge of U.S.GAAP and internal control over financial reporting.

Signatures, page 54

91.         Please supplementally confirm, if true, that Mr. Guo serves as your principal accounting officer and signed the Form 10-K for the fiscal year ended December 31, 2010 in such capacity. In addition, please confirm that your principal accounting officer will sign future filings in such capacity, as appropriate. Please see General Instruction D.2 of Form 10-K.

Response:

Mr. Guo signed the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 as the Principal Accounting Officer, however, future filings will be signed by our new Principal Accounting Officer, Mr. Jingwei Li.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dishan Guo
Dishan Guo
Chief Executive Officer

EXHIBIT A

Selling Shareholder	Number of Shares of Common Stock Held and Offered Pursuant to this Prospectus	Percentage of Overall Offering (%)
BBS Capital Fund, LP	280,000	3.848799
Dennis Jason Wong, Sole Trustee of the Dennis and Shannon Wong Family Trust	238,000	3.271479
DSEA Wong Foundation	140,000	1.9244
SPI Hawaii Investments, LP	322,000	4.426119
Greg Freihofner	70,000	0.9622
Steven Cooley Smith	52,500	0.72165
Gary Reed Hawkins	171,920	2.363163
Daybreak Special Situations Master Fund	42,000	0.57732
Robert Lee Moody, Jr.	140,000	1.9244
Haus Capital Fund, LLP	70,000	0.9622
Silver Rock II, Ltd	210,000	2.8866
MKM Opportunity Master Fund, Ltd	112,000	1.53952
Lennox Capital Partners, LP	518,000	7.120279
Squires Family LP	196,000	2.69416
Rushlade Investments Ltd	105,000	1.4433
Cranshire Capital, LP	103,600	1.424056
John Charles Kleinert	14,000	0.19244
Venturetek, L.P.	182,000	2.50172
Stephen S. Taylor Roth IRA c/o First Clearing, LLC	518,000	7.120279
Taylor International Fund, Ltd.	1,568,000	21.55328
Blue Earth Fund, LP	28,000	0.38488
Paul Hickey	14,000	0.19244
Joseph J Amiel Money Purchase Plan	25,900	0.356014
Dynacap Global Capital Fund II LP	56,000	0.76976
John David Bell	42,000	0.57732
Kari Ekholm	28,000	0.38488
Tommy Dilling	15,750	0.216495
Peter Ekberg	15,750	0.216495
Kristian Stensjo and Pernilla Stensjo	21,000	0.28866
Enebybergs Revisionsbyra AB	78,400	1.077664
Minti Global Investment 2KB	207,396	2.850806
P.J. Levay Lawrence	100,800	1.385568
P.K. Solutions AB	103,950	1.428867
Heinrich H Foerster	22,400	0.307904
Jesper Kronborg	21,000	0.28866
Garolf AB	155,750	2.140895
Peter Gustafsson	51,870	0.71299

Selling Shareholder	Number of Shares of Common Stock Held and Offered Pursuant to this Prospectus	Percentage of Overall Offering (%)
Ferghal O'Regan	156,800	2.155328
David Sandgren	72,590	0.997801
Niklas Flisberg	103,600	1.424056
Robin Whaite	91,000	1.25086
Herbert Verse	30,100	0.413746
Olive or Twist Limited	46,662	0.641402
ULF Sorvik	51,800	0.712028
Hans Waren	42,000	0.57732
Paul Maas	14,000	0.19244
TriPoint Global Equities, LLC	344,218	4.731522
Patrick Gaynes	1,983	0.027258
Jason Stein	36,544	0.502323
Michael Graichen	43,134	0.592908
Karl Birkenfeld	8,222	0.113017
John Finley	15,000	0.206186
Brian Wood	15,000	0.206186
Andrew Kramer	31,500	0.43299
Qian Xu	24,500	0.33677
Syndicated Capital, Inc.	36,817	0.506076
Michael Dimeo	36,815	0.506048
Halycon Cabot Partners, LLC	4,725	0.064948

EXHIBIT B

29.1
Shandong New Wan Jia Net Co., Ltd

Shandong Wan Jia Net Co., Ltd was found on January 1st, 2010, it was restructured by 16 prefecture level subsidiaries, computer companies, gaming companies and value added services companies which are belong to Shandong Wan Jia. Shandong Wan Jia Network Culture Co., Ltd was found in June, 2003, it is the modern cultural enterprise approved by Department of Culture of Shandong Province and is qualified for operating provincial chain Internet bar under the situation that the whole country is focus on straitening Internet bar and advocate running chain ny, moreover, it is also the largest Internet bar operator and begin the earliest franchise business.

Company basic management mode: base on Internet Operation Site Governing Regulations and relevant laws and regulations, regard Franchise Contract, Letter of Responsibility for Operating Compliance to Law and Chain Store Management and Service Temporary Regulations as management standard, establish company headquarter, prefecture level subsidiaries and district level offices these three level chain management system. Now, it has already owned 2878 chain Internet bar and 1200 technical franchised outlet, computer terminal reached 260,000 set, takes 40% of the total amount of the Internet bar of the whole province. Headquarter of the company is in Wei Fang, there are 5 departments and one office. It has also set 16 prefecture level subsidiaries and 54 district level offices, gaming operating companies, computer sales companies and value added services companies, with a more than 40 staff managing and technical service group.

The company management idea is to attach equal importance to social benefit and economic benefit, promote economic benefit by social benefit; care about management, care more about service; care about straightening, care more about the development and thriving of Internet bar; develop franchise and chain business through high quality service, ensure the chain stores are running orderly under the civilized, healthy safe and legal situation. 2008, the company has been judged to be the “Provincial Culture Market Civilized Operating Company” by Shandong Civilization Office and Department of Culture of Shandong Province, “National Excellent Network Culture ”by Ministry of Culture. On March 18th, 2007, the company has organized 2007 National Internet Bar Annual Feast, officers from Ministry of Culture of the People’s Republic of China and Provincial Department of Culture, Internet Bar Associations and chain companies from every region of the country have been to Wan Jia, explored and discussed the development and future of Interne bar industry, more than 700 people have attended the conference, broke the national Internet bar industry meeting record and made Wan Jia become the well-known leading company in the industry overnight.

The prospect of the company development is base on Shandong, face to the whole country, by integrate and run Internet bar related industry and diversification cooperation, work hard to make the company become a competitive professional Internet bar channel agent. 2004, Shandong Wan Jia participated into Wuhan Shengtian Information and Technology Co., Ltd, upgrade the company’s gaming updating software “Yiyou” from two layer to three layer, created a precedent for gaming updating software three levels update with national Internet bar industry, made “Yiyou” become the professional updating software for the largest Internet bar within the country, covered more than 30,000 Internet bar and the active amount reached 80%. 2007, Shandong Wan Jia participated into professional Internet bar investment group China Big Café Holdings Limited, which is the country’s largest Internet bar investment holdings enterprise. 2009, there were many dispute on the Internet media copyright and the country began to care about the Inter copyright market, Shandong Wan Jia took the opportunity to participate into Shenyang Café STV Technology Co., Ltd, now its high definition video product “Netcool” has already reached more than 8,000 and keep fast developing by the increasing speed of 800-1000, ranked the second among the whole Internet bar video product.

  2010 was the beginning for Wan Jia to implement its second business strategy and the setting off for realizing professional Internet bar channel agent journey. In order to better express the company source advantage, strengthen market competitive capacity, Wan Jia has integrated 16 prefecture level subsidiaries, gaming operating companies, computer sales companies and value-added service companies into a brand new business company which is named Shandon g New Wanjia Net Co., Ltd. The establishment of Shandong New Wan Jia marking the beginning for Shandong Wan Jia capital market and Shandong Wan Jia has already stepped out for its national strategy.

  2010 April, the brand PC NEWONE has been launched based on the cooperation between New Wan Jia and Tsinghua Tong Fang, its launch meets Internet bars’ requirement of “brand PC quality in compatible PC price”. A series plan based on NEWONE brand also has been finished, the Internet bar specific no disc server, exchanger, router and even Internet bar desk and chair with NEWWONE label are going to be pushed into the market. The New Wan Jia will become the real professor for Internet bar overall solution.

When developing rapidly, Xin Wan Jia also remembers that only mature industry can health development can make a great company, therefore, when combing the industry best advantage source, Xin Wan Jia also shares the benefit bring from the source advantage with the national brother enterprises. Internet bar chain company in Liaoning, Heilongjiang, Jilin, Shanxi, Jiangsu, Guizhou, Hunan and Guangdong Province cooperate with New Wan Jia one after another to enjoy the great outcome from source integration and sharing. The New Wan Jia which sets foot in Shandong, channel covers the whole country is keep extending, to the future full of hope and challenge, New Wan Jia is willing to go forward with you hand in hand to face the challenge, welcome the colorful future.

Ref：http://www.wanjianet.com/?p=4

Ten Institutions have been Approved to Set Chain Internet Bar National Wide

http://www.sina.com.cn  June 09, 2003, 09:10 China Economic Times

June 8th, Beijing Xinhua News Agency (Reporter Shen Lutao) Our journalist has learnt from related department of the Department of Culture, the Department of Culture has already approved 10 institutions to establish national wide Internet surfing service chain business site and suspend the application for national wide Internet surfing chain business institution.

According to the introduction from marketing officers from Ministry of Culture, these ten institutions are: CY Network Home Co., Ltd set by the Communist Youth League Central Network Media Center, Beijing Zhong Lu Shi Kong Culture Development Co., Ltd set by Central Video and Audio Press, China Digital Library Co., Ltd, Ya Lian Communication Network Co., Ltd,  China Cultural Relic Information Consult Center, Shou Chuang Network Co., Ltd, Great Wall Broad Band Network Service Co., Ltd, China Unicom Co., Ltd, CECT-CHIINACOMM Communications Co., Ltd and Ruide Investment Holdings Limited. All of them are setting chain Internet bar in every region of the country successively.

The marketing officers of the Ministry of Culture also said, the Internet Surfing Service Business Site Managing Regulation Item 8 and Ministry of Culture Notification for Strengthening Internet Surfing Service Business Site Chain Operating Management rules that the Ministry of Culture is responsible for examining and approving national wide Internet surfing service business site chain running institution and make sure that the national wide Internet surfing service business site chain enterprise should be no more than ten. In the future, the Ministry of Culture will supervise the national wide Internet surfing service business site chain operation institutions’ establishment according to the term and in-and-out principles, handle the examining and approving affairs.

Ref：http://tech.sina.com.cn/i/c/2003-06-09/0910195849.shtml

29.2

Low Home PC Popularity Rate Internet Bar has Becoming the Third Largest Internet Surfing Site

(2003-04-14 08:39:49)

According to Chinalabs’ research, 38.5% Chinese netizen always search the Internet in public site, it means the public site is a major market can not be ignored for Internet access, equipment and service. Realizing these part of people’s Internet surfing frequency and length in public site is with great significance to the access providers, content providers and equipment providers. Their research also shows, more than 84.1% of people search the Internet in public site once or more per week. By inspecting the single Internet surfing length, most of the netizens searching the Internet in the public site for 1-5 hours and there are evident differences between the netizens in different sex. The proportion for female netizen to search the Internet in public site last two hours or less is a little higher than male on the contrary; the proportion for male netizen to search the Internet in public site last for two hours or more is obviously higher than female.

Cross analyze the results, we can find that there are only 36.8% of the netizens who are always searching Internet in the public site own home PC, it is far less than the home PC popular rate 60.5%. Obviously, no Internet surfing equipment is the main reason for them to choose the public site. Furthermore, the strong leisure and relaxing atmosphere of the Internet bar is also quite attractive to the netizens.

Thus it can be seen that, besides family and working site, Internet bar is also one of the three largest Internet market. The user of the market is with young and looking for entertainment features they have unique requirements to the PC setup, service and technical support. In the future, a significant divided market may appear, such as public PC. Presently, there is no so much products and services with strong pertinence and the developing space is still waiting to be opened.

Ref：http://www.cnii.com.cn/20030218/ca145681.htm

29.3

Cooperation and Competition among Online Game Developers, Operators, Distributors and Internet bar

(2007-12-30 21:29:23)
Copied

Copied from Cooperation and Competition among Online Game Developers, Operators, Distributors and Internet bar

The core of Darwin’s Evolution Theory is that the fittest survive. In the highly competitive online games channel, including developers, operators, distributors and Internet bar, if any of these participating in sales doesn’t change its role, it will be at an unfavorable position in the future, or even eliminated by the tough market.

A post about online game distributors.

The matter originated from a primer on the post in a forum.

(The following is part of the original stickers, abridged)

Contempt those that should not be despised, learn from those that should not be learnt -Shengda copiers.

Having done channels for a long time and met quite a few manufacturers, I suddenly find now the new online game operation vendors more and more like Shengda. Although they appear to contempt Shengda, actually they follow it tightly. One by one they seem the same as the Imperial Kitchen, like a shadow of Shengda, but devoid of its essence totally.

Here I will list a scene familiar to all distributors: when a new game is developed, manufacturers visit the main channel distributors in various regions out of courtesy. When they begin to talk, the manufacturers first ask them to pay XXXX million, and XX discount for shipment, regardless of the fact whether their games are being played now or will be played in the future. And then talk at length about the bright future of their game. Finally, they say there is no such point-back-to-agent system which we despise and feel depressed, and the price protection system is also not available. What prevails now is the downsizing of marketing channel. How funny! Who do you think you are! Do you think you are good enough to follow Shengda’s downsizing of the marketing channel? Shengda made his fortune by offering franchisers high profits so that they would make every effort to promote its products which as a result, almost every Internet bar was filled by its legend posters and client-sides. They failed to notice that one could get a card from Shengda at a price 30% off then, nor do they saw or they despised that at the Shengda’s first distributors conference, Mr. Chen met the channel distributor one by one in person and talked and listened to the views of them. They only learned Shengda’s downsizing of marketing channel. In the past, game is casually found to get money from players and now a trash is just put forward to the get money from channels. They even get the money with no concerns.

    Shengda’s product now holds the leading place of network games. Its official on-line system has been quietly occupying more than half of the sales terminals, so it dares to downsize the marketing. But how about you? With a game of little fame, uncertain number of players, and you yourself lack a good operation mode, how dare you downsize of marketing channel? After the channel is downsized, what is left for you to market you products? You give 3 points to the agent as profit, and also boast that a point must be used for the promotion of ten channels. On hearing such remarks, nine would laugh, which is because of extreme anger! Will a game become popular merely by selling game card? Without loyal channel distributors promoting vigorously for you, how many game players do you think will paying for such fake and hollow games? If companies think they can really do promotion all over the country as long as they find a channel to help him sell a card. I'm sorry, are you referring to deceiver Zhang X bo, or spam XX Le gu?

I can’t help suspecting Shengda wickedly whether they make high-profile flat channel on purpose in order to mislead the newcomer rivals. After all, its agents have a very promising prospect in spite of the thin profits.

Instead of laying a solid foundation of your own, you utilize others’ strength with your weakness, those followers of Shengda, are you not utilize your weak points to attack the enemy at his strong points without laying a strong position. The followers of Shengda’s  downsizing the marketing channel are you still all right?

This is posted by a network game regional distributor from Hubei in a certain forum. The original post is supported by a large number of users due to its trueness! In fact, as reporters have learned, it only exposed the tip of the iceberg of the conflict among various roles of network game channels.

    Through great efforts, the reporter contacted this network game distributor who dares tell the truth. According to him, now many network game developers are blindly imitating the mode of Shengda, engaging in flattening instead of examining their own strengths and weaknesses. They take on entirely a posture of misappropriating from the channel, with no intention of promoting their own games to users. Many network game channel distributors are very much disgusted at this. Setting aside the matter whether the promotion way some network developers utilized is proper, this post actually exposed a deep-seated problem: at present, how should the various channels of network games divide their work and cooperate, how should the various roles develop in the future?

    Tens of thousands people sweep the internet bar.

Basically, the supply chain of network games is constituted of the following four parts: developers, operators, distributors and Internet bar. What’s worth emphasizing is that some of these roles need further dividing. For example, developers can be divided into overseas and domestic developers; operators include national and regional ones; and so do distributor; and Internet bar can be divided into chain stores .and independent ones. Each part has most noted enterprises: such as the developer of Gold, Netease; operators like Shengda, Ninetowns; distributors like the wide Union, Junnet, Jinghe; internet bars of China Unicom Network Court, Wuhan Star Internet cafes, etc. .

    We can understand the basic role of each division. Developer is responsible for game development; operator is responsible for the operation of games, hardware platform and product service; distributor for the sale of game cards; internet bar is the terminal consuming sites is the game terminal. This is originally a perfect combination of the best chain, but unfortunately the abnormal development of network game industry results in positioning among the various roles and setting functions for one another, thus impacting the original stable system.

All these changes are ignited by Internet bar. When the decision-makers of Shengda found that Internet bar may become the most important sales platform of network games, all casting couch of network games has been changed. Before the network game developers always looked for traditional software distributors as card selling sites. Except that the client terminals needed to be installed in Internet bar, there weren’t many differences between distributing network games and being agent of a ordinary game. Zhang Fumao, the vice president of Kingsoft distribution department and the manager of central district still clearly remembered the scene of the first order meeting of the domestic online game JX . He said that the software channels were very crazy, which Kingsoft’s threshold was almost worn out by them. Many of the most important agents nationwide rushed to the company to attain the regional agent qualification of JX with millions of money and a complete network game promoting document. Finally, Lianbang software distributor, the largest software distributor then, got the distribution right at 40 million Yuan, and some provinces and cities also received the provincial agency rights at a cost of nearly 4 million Yuan.

Those who were crazy were far more than JX distributors. Those companies who got the operation or sales rights of legend, a miracle and many other network games thought they had held a gold mine. But all the people in this industry are stunned as time went by. As Zhang Fumao of Kingsoft recalled, not long after JX’s release, they discovered that traditional software channel played litter role in promoting the network games, and internet bar was the most direct promotion and sales platform for network games. He who first got internet bar under direct control would obtain the most opportunities and shares of network games in the future. What followed was that Kingsoft immediately substantially altered its promotion static of network games. And Kingsoft’s personnel responsible for the promotion of network games in various places rapidly expanded from 35 individuals to 238 people. At the same time, domestic Internet bar came to the peak of the industry’s development as network games became a hit. They mushroomed in the whole country, reaching the number of more than 200,000.

However, Kingsoft was not the only one to realize that the internet bar played a decisive role in selling their games. Thus, developers, operators, distributors all bent on the building of the internet bar legion, leading to the spectacular scene of tens of thousands people sweeping the Internet bar.

An internet bar manager said in the interview that now every corner of the café is covered with all kinds of network game posters. There are network game promoters coming there with posters almost everyday to inspect whether his clients are still there and how many players there. And it is not unusual to see promoters of different companies appear at the same time. Sometimes even some frictions may occur.

It is not only Kingsoft mentioned above that has established a professional promotion team aiming at Internet bar. Legend’s operator, Shengda, claims to have an internet bar promotion team of 700 members. And Lianbang software, Junnet traditional software distributors don’t want to be left behind; they build large scale internet bar network game promoter teams one after another. An operator even sets up a specialized poster putting up department to sweep Internet bar, which is dubbed the "poster department" by its own staff. Evidently, these enterprises build an internet bar promoter arm of several hundred, or even more than one thousand, simply aiming at controlling the Internet bar directly.

Diminishing the power of leaders and seizing the power

Having witnessed and participated in the "Tens of thousands of people sweep the Internet bar," the traditional point card distributors suddenly find themselves soon to be driven out of the supply chain. An obvious model is that developers or operators cooperate directly with the Internet bar to set up a network sale system. As a result, the traditional game card distributors are in danger of being driven out of the industry.

Although traditional distributors can fill all the internet bars with physical game cards overnight, more and more channel distributors feel they are no longer as important as before. As everyone has recognized, game cards are a set of data, so they are very suitable for online selling. In addition, sales of physical point cards take up the working capital of the Internet bar and also lay pressure on stocks. Moreover, Internet bar’s limited funds will inevitably limit the variety of games. And operators’ interest will be damaged if game players in Internet bar fail to buy point cards in time. On the other hand, if point cards are merely sold to users online，transactions can be finished online so that internet bar managers have no profit. Meanwhile this blocks some customers who lack the convenient online payment and buying habits.

With this original intention, network game developers and operators have established such online sales relationship with Internet bar, thus easily replacing the physical point card sales. Some developers and operators even stopped point card in the traditional physical circulation channels at a certain time in order to encourage the sales of virtual point cards. Induced by this trend, the virtual point card became popular in just less than a year, dominating most markets of the country.

Shengda, which has worked most intensely on the expansion of Internet bar for the longest period, is still using the traditional provincial distribution - regional agency model in terms of virtual and physical point cards. But even the agents engaged in it clearly feel that merely serving the role of fund circulation makes they become less and less important and they may be abandoned by Shengda soon. Other operators act in a more decisive way. They clearly get rid of the physical point card distributors to establish their own their sales channels to create a virtual point card. However, considering that developers are eager to get back funds and the fund turn over function of the distributors, up to now, very few developers and operators have abandoned brokers and sold products directly to Internet bar. The operation mode of the virtual point card is similar to that of the traditional physical one, developers and operators looking for virtual point card sales agents in local places.

However, for most agents, things are not as bad as imagined outside, which turn for the better when the third-party trade platform of virtual card grows. For example, the virtual game card marketing platform of Guangzhou Broadband Alliance Company - "world gas station", in just two years, attracts the registration of nearly 100,000 internet bars, and more than 20,000 individuals Internet bars trade actively. Miss Yang Bo, the COO of Broadband Alliance Digital Company, said “world gas stations" sold more than ten million monthly in the July 2003. Why would the “world gas station”, the on-line trading platform targeted at the internet bars, provide the agent the opportunities? The secret is the attitude of the developers and operators toward cooperation with Broadband Alliance Company.

It is no doubt that both developers and operators want to establish their own online virtual point card sales agency system, rather than to hand their management right to such third-party synthesis platform as "world gas stations", Obviously, once these third-party trading platforms become stronger, they will have a great restriction to the virtual trading platform of developers and operators

Huang Hua, CMO of NetEase, gave us an example that the relation between the third-party trade platform and NetEase exclusive trade platform is like the one between China Unionpay and banks. Unionpay is responsible to build up the cross-bank transaction system, and charge cross-bank transaction fee, while the major banks have to working with Unionpay, in order not to lose cross-bank transaction service which is convenient to client, but it is obviously unrealistic for them to give up building their own ATM system, Liu Kun, CMO of 9City, also give us a vivid metaphor that the third-party platforms to developers and operators of trading platforms is just like department stores to specialty stores, where users will make their choice based on their need and favor.

In ambivalence, some developers and operators are don’t want to cooperate with such third-party trading system as "world gas stations", and don’t supply the internet bars with virtual game card for choices, such practice give many little game card agents with comparatively weak power some business opportunity. Miss Yang Bo said that Broadband Alliance associated with more than 400 channel partners in all areas now, these distributors with various products with their own advantage put onto the platform of “world gas station” for the purchase of internet bars. Just thinks about it, if there is not third party trade platform, it is hard for the regional agents to establish a business relationship with internet bars directly by virtue of their strength, the system of developers and operators will easily replace the functions of these agents.

In addition, according to Miss Yang Bo, more than 400 agents are not simply put their own products on the website, but also make active promotion at many Internet bars to develop more client, they can pay for virtual card first for the Internet bars to "world gas stations", and collect the money from internet bars after they sold the product to the end user, which means internet bars can enjoy a certain accounting period, that is why they are so popular.

Interestingly, it is extensive cooperation between these active virtual game card agents in all areas and "world gas stations” that successfully prevent system including the one of SNDA enter the internet bars directly. Miss Yang Bo said SNDA is intercepted by this model last mile away before they enter the internet bars. However, it needs to be pointed out, that it is not a long-term policy for most agents to conduct this kind of fence-sitting and double-dealing practice. Because once the developers and operators are determined to have a open cooperation with the third-party trade platform directly, or increase their investment and fling away the channel and bear the risk themselves, it is very difficult for these “patchwork” agent to continue.

The wish of ZTE

Are the on-line game channels the setting sun near the twilight? A chairman used to be a thundering man among the on-line game channels said, “everyone can do the distribution, traditional channels can made the distribute to every Retail Outlet of the province overnight, however, distribution ability only account for 10% in our review index of dealer,” It is self-evident that the balance 90% is promotion ability. Liu kun from 9City said determinedly that the transformation of internet game channels is to be imperative under the circumstances.

The concept of virtual operator became popular in the on-line game channel without our notice. The concept was brought up by NetEase against the transformation of channel vendor. Huang Hua said, Chief marketing director of NetEase, so-call virtual operator is actually NetEase and regional agent run on-line game together. On one hand, NetEase is responsible for national operation, on the other hand, cooperates with local channel partner. NetEase will invest in servers, bandwidth and other resources, while local agents will do the promotion. Both sides bear the risk jointly. The number of local on-line users is directly linked with the revenue of agents.

Huang Hua admitted that, driven by the incentive in this model, channels act enthusiastically in the local promotion of NetEase's two on-line game products, Fantasy Westward Journey, Westward Journey and. Judge from the current situation, the partner's servers have been growing faster in the number of on-line user than the servers run by NetEase itself.

Zhang Fumao, form Kingsoft company, said honestly that they were also very optimistic about this channel cooperation model, which is just like agents’ own children, of course, would be taken good care of by the agent. Kingsoft prepares to apply the virtual operator model to the upcoming online game, Chronicles.Of.Sealing. Before that, Kingsoft has been running independently the on-line game, The Legend of Swordman. Clearly, the virtual operator model can motivate channel vendor to get involved in the promotion at the maximum degree, and enjoy a great popularity among developer and channels. In fact, some developers and operators encourage more or less local channels to participate in the promotion. Zhang Fumao said that agents will get a market promotion fund reward from Kingsoft according to the statistical result of independent on-line IP number. In fact, many agents already regard the profit gained form game promotion for the developers and operators as an important source of income.

Weather the agent works closely with local telecommunications sector, cultural sector, Internet bars and other fields or not is regarded as a very important measure by the developers and operator when looking for a partner. Actually, some dealers have a thick pile of document of internet bars on their hand, with a detailed record of the total number of internet bars in the province, the machine number and configuration, the location, contact person, registered capital of the internet bars, and so on。

A huge number of online game channels seem to be a treasure of huge energy, waiting to be explored. The features of the on-line game determine that a successful on-line game is the combination of product, operation, and promotion. Product quality can not fall behind, marketing operations, technical follow-up, and no mistake is allowed in these “Air Force” affairs, while, the “infantries”, such as internet café on the ground, should be promoted as meticulously as possible. Both are indispensable, Channels can accomplish something in the latter two parts’ affairs. In this regard, Liu Kun from 9City points out that some operators, including 9City, think highly of their partner’s promotion ability and insisting on working with the channels.

A regional agent said that neither chain internet bars nor the operators can replace the function of channels in the marketing promotion, because internet bars management is more important than game promotion, you can expect internet bar to play a key role in the game promotion. Restricted by the human power and physical resource, it is important for the operator go often deeply into every area to conduct promotion, which can be entirely done by the local agent.

Nevertheless, one point need to be specially emphasized that in the entire process of online game promotion, developers and operators can not throw caution to the wind, disregarding life and death of the channel, and only think about their own capital withdraw, which would definitely damage every part of on-line game supply chain, it is even worse, to cheat covertly the money out of the Channel under the cover of promoter qualifications.

In addition, although the prevalence of the virtual game card was previously mentioned, it is impossible for the physical card to disappear completely. Virtual cards face menacing momentum; most of the physical card agents take on positive transformation to meet the challenge. Especially in Beijing, Shanghai and Guangzhou cities, the virtual game card sales have penetrated into supermarkets, kiosks and other retail systems, logistics system is highly developed, what the Internet bar owners have to do is just make a phone call and wait for the physical card to be delivered at their door, some physical card dealers even allow Internet bars to sell on credit, which attract internet café owner to purchase their product continuously at the maximum degree. It is understood that the virtual game card is more popular in the secondary and tertiary cities, instead, stay in the inferior position in big city, showing that the tenacious vitality of physical card.

Evolution of the on-line game channel inspirers IT Channel

If we compared the on-line game channel with IT channel, we can easily find that, many phenomena happen on the on-line channels are very similar to that happen in IT channels, such as, impacts from virtual game card to the physical card. In the age of direct sales, IT channels also face the challenge of the flat. The evolution of online channels, we reached the following point of view, hopefully, it can enlighten IT channels on the confusion of the flat.

I. As long as the supply chain at the end of the consumer sites can be easily controlled, the flat will certainly occur. For example, online games developers and operators fling aside brokers and cooperate with Internet bars directly, which is the trend.

II. The flat does not mean that no need for the channels. The product supplier do not have strong financial strength, under the diversified competition market pattern, the channels still have functional reservoir of funds, which are valued by the upstream firms.

III. One way for the agents to flight against the supplier of online direct marketing is to use the advantages of real transactions, and carry a large third-party company with more complex online sales system, and control the last mile leading to the customer.

IV. Strengthen marketing capability, and share the risk and benefit with suppliers and distributors according to regional sales performance in the marketing level

V. Don’t not sit and wait for your client to drop in, use the advantage of attentive service and cash flow to win the favor of clients.

Ref：http://blog.sina.com.cn/s/blog_4aff94ef01007zei.html

29.4
Three Factors Drive Chinese Internet Bars to Reshuffle

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Market competition is cruel and realistic. Some feel happy while some feel sad after a big shock. Market always turns to be bearish when it develops to a certain extent. By this time, there would be a space for market’s new shuffling 　Nowadays Chinese Internet bars are facing with a brand new rectification, both passively and voluntarily. It is expected that a more normative and better market would come into being.

In spite of the continuous rise in profits, under this new situation, the cooperation mode between on-line game market and Internet bar industry has been still adjusting and standardizing. It is the primary factor to drive a new round start of Internet bar shuffling. The most important factor is the government and culture department’s long-time guidance and supervision. The government will never condone such a big market to develop uncontrollably. From the point of social stability and public opinion, government will never permit the blank of market supervision in Internet bar industry. Another important factor is the development of Internet Familialization which accelerates the new round start of Internet bar shuffling.

Our stringer have a further investigation from such aspects as government and cultural department, game developers and channel operators, telecommunication operators, Internet bar owner. With mass of latest data and inside information, the article analyzes the current situation of Internet bar industry and coordinate development as well as the existing unstable factors Also, from this article, we can know government culture department’s latest policy towards Internet bar industry. It aims to give forward-looking suggestions from the analysis of Internet bar industry’s future development.

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Internet bars not only products of economic development, but also impetus.

From the historical view, On-line games play an important role in the development of Internet bar industrialization. Currently in the domestic, some game factories can see the promising prospect from close combination with Internet bars. Meanwhile, Internet bar have achieved new growth point of profits, and mainstream cooperation modes between future Internet bars and on-line games will be pushed to a new height; Internet Familialization will certainly make impacts on Internet bars' operation. Confronted with the impacts, the owners began to find new operation mode; how government and cultural departments guide and manage the Internet bars to create a healthy, competitive system and environment will be an attempt to measure and test the wise administrative department.

Will the future road of Internet bar be narrower and narrower? Can it survive in a desperate situation?

Online Teaching Platform is Crucial to Prosperous Cooperation between Internet bar and On-line Game

Survive from the severe competition, Internet bar have become a new network culture industry with direct contribution of over 15 billion per year and 2 million job opportunities from an ordinary workshop.

Chen Jun, marketing business director of Guangzhou New Broadband Alliance Digital Technology Co., Ltd, explained why Internet bar can be an industry, “As an industry type with rapid development in recent years, the total output value made by Internet bars is not too high. as for its total output value scale, it hasn’t reach to the stage to become a scale industry. However, it may have much space to improve with the operation mode developing. In addition, the related social issues and hot topics about government and public opinion triggered by Internet bars made Internet bars be put forward to the industry height. It is reasonable to called Internet bars a new industry.

"The emergence and development of any industry type must have inevitable market incentive. It is the market economy rule that promote its development. Therefore, Internet bars are not produced for pushing economic development, but the products of economic development. On the other hand, they also push the economic development in some way."

Internet bar Industry was Spurred by On-line Games

Internet bar industry is always one of the main marketing positions for on-line game operators. Internet bars, as a gathering place for game players, provide places for game factories to promote products and related activities. Currently in the domestic, some game factories can see the promising prospect from the close combination with Internet bars.

In the Second China International Net Culture Exposition, China On-line Game Industry Report showed that the overall scale of on-line game market in 2003 was 3.48 billion. However, in the first half of 2004, it reached up to 2127 million and promoted several times increase for related industry. In the first half of 2004, the sales revenue of game magazines and strategy sales were about 134 million. According to net players' computers upgrade situation, on-line game created 5551 million in computer hardware sales revenue. The average expense on hired broadband was 50 per month, and it created 3318 million for telecommunication's output value. According to the sample survey of food and restaurant service industry near Internet bars, it is conservatively estimated that on-line games created about 1116 million per year for food and restaurant service industry's output value. To sum up, the total value of these are not as much as that of the Internet bar industry. So far, there are 120,000 legally registered Internet bars. it is conservatively estimated that , if there are 60 computers in a Internet bar, 1-2 yuan per computer per hour and 12 business hours per day, on-line game would create 32.01 billion output value to Internet bars.

CNNIC 15th survey showed that, until Dec.31,2004, the number of Chinese netizens (Chinese citizens, who use Internet at least 1 hour per week) was 94 million. Among them, the number of 18 to 24 young people was 33.18 million and accounted for 35.3%. The number of middle school students, occupied 32.4% of users' vocational distribution, was 30,450,000. The major computer desktops in Internet bars are shortcut keys of on-line games, hardware games, QQ, movies and other service, but few word processors, webpage-making softwares even uninstalled. The clients of Internet bars are most undergraduate students, few social people. It is mainly males, few females. According to the survey, it is about 69% of university students playing games (actually it may more than 69%).

With the development of on-line games, sales revenue of game card gradually exceeded that of food sales. Limited by Internet bars' business circumstances, Internet bar owners will choose less occupied lands which were easy for storing and wouldn’t cost a lot for value-add services .On this basis, few of Internet bars' owners tried to adopt new value-added service to raise their profits, including providing theme game areas for game factories, holding kinds of competitions, and advertising service, keeping network school, net cafe and so on. Among them, the most important is always related to the on-line games.

The cooperation mode between on-line games and Internet bars is gradually standardized as the Internet bar industry.

On-line Platform  Merits Our Attention

On-line platform, is a kind of virtual card sales: digital card on-line platform. On-line game cards are divided into practical cards and virtual cards, while virtual cards are divided into E-sales platform, digital cards and bank card (gateway payment).These four modes have covered every nook and corner of the current on-line game sales distribution. In terms of Internet bar industry, as one of the most important sales terminals, these four modes are closely bound up with it. Two most important parts are E-sales direct replenishing system and digital card on-line platform.

On-line platform, as one important part of Internet bar industry, closely bounds up with the trend of on-line games. It is a very popular sales mode for Internet bar owners currently, whose development is meaningful to Internet bar industry. Nothing is more important than that having distribution channels without hindrance for products. For the channels, the contribution of such large-scale on-line platforms as Gotogame and Junnet on-line can never be replaced by any other modes.

Main operators are concerned about protecting their own on-line platforms.

On-line Platform Developing History

The history of digital on-line platform is as long as that of E-sales direct replenishing in SNDA.

Zhe Jiang Net Union is the earliest on-line platform in China. Unfortunately it was short-lived. Then, with mighty Legend, E-scales platforms of SNDA have controlled terminals in most Internet bars, moving into top gear. In 2002, Gotogame was established and became the first real national on-line business platforms for channel sales. As the market prospect is bright, a lot of small local platforms appeared in a short time. In the second half of 2003, different local platforms sprang up like mushrooms, according to rough statistics, there are about two or three thousand local on-line platforms in different scales in China now. However, there are few national large-scale on-line platforms.

There is marketing inevitability for the development of the third party on-line platforms.

Chen Jun, marketing business director of Guangzhou New Broadband Alliance Digital Technology Company, said "terminals like Internet bars cannot connect and manage hundreds of E-scale systems matched along with operators and game products. And many companies were not competent and energetic to develop their own E-scale system. Therefore, they hoped to choose the three-party platform for terminals like Internet bars. Gotogame made a beginning in this respect and did well in satisfying needs of channels and terminals. At the same time, it had tried to provide many kinds of value-added services. Main operator companies are in any development stages, so they will coexist for a long time, and gradually cooperate to reach win-win situation."

Cross-sell Card Phenomenon is not On-line Platforms' Fault

How much contact is there between cross-sell card and on-line platforms?

Generally speaking, practical cards, E-scale direct replenishing systems and on-line platforms are beneficial to cross-sell card phenomenon, but digital card on-line platforms are easier for cross-sell card phenomenon. At present, many small local on-line platforms directly connected to the E-sales system, and sells lower discount E-sales system through on-line platforms. It is the main reason why the operators hate on-line platforms. In this way, it not only is convenient for cross sell phenomenon, but also breakdown the zeal of practical card agents.

For operators, their ideal situation in business is delicate marketing in every area. Once cross-sell card phenomenon turns up, distributors would find it difficult to commit themselves to expanding regional market, which is directly contrary to operators’ original intentions. For channel operators, cross-sell card phenomenon could ruin their profits. It is a vicious circle in the market that OEM sold products with low price, as a result, all the profits will reduce straightly.

Actually, the pressure from channel operators is the real reason for cross-sell card phenomenon. Channel operators want to sell the cards out as soon as possible. They cannot finish in a traditional way, so they choose this way. However, why are they so eager to sell the products out as soon as possible at the expense of profits? As the saying goes "Figuratively meaning what you get depends on what you have done." Operators just focus on the result of cross-sell cards, but never consider the reasons.

It is unblamable to recover the cost as soon as possible from their own points, but it would bring much sales pressure to the channels. While the quotas usually just meet the demands of operators, but never coincide with the market. Channels have no choice but beat the price down, as equal as the purchasing price or even lower than the purchasing price to sell. Only in this way, they can circulate capital as soon as possible. As for the profits, they pin their hope on profit return. Next, operators, especially mighty operators, usually give great capital stress on the channels. In fact, for some mighty products, operators didn't have to collect too much money in one time. As the products are mighty, capital recovery would only be a matter of time. The direct result of myopia is cross-sell cards.

Undoubtedly, striking cross-sell cards is a facile solution to the problem. As long as the pressure from operators to channels exists, the phenomenon of cross-sell cards cannot disappear. Apparently, under the circumstances, if there no on-line platforms, cross-sell cards would still exist.

On-line Platforms Are Future Major Trends

The significance of the on-line platform is reflected on those large national channel business platforms, such as Gotogame, Junnet on-line, Lianbang and Leiyu. The original intention of the platforms’ establishment is to make the channel transportation smooth. They not only are large-scaled, significant, with great variety of goods and sufficient supplies, but also can actively control the spread of cross-sell cards with a more reasonable price system.

At present, there are about 2 or 3 thousand on-line platforms. Most of them are small local platforms. The characters of small platforms are: small-scale, incomplete kinds of goods, unstable skills, illegal E-sales system connect. The existence of these platforms has directly ruined operators' original intention of using E-sales system, which the operator’s misunderstanding of digital card on-line platform come from.  Actually actions should be taken to hit these small platforms.

The real digital on-line card should adopt virtual card number password form. However, due to misleading of cross-sell cards, many operators are unwilling to provide code modes to platforms. Consequently, many on-line platforms have to scratch the practical cards to get the passwords so that they can input the passwords. . However, these phenomenons are expected to disappeared with the on-line platform widespread.

Certainly, there are some companies with unique views, especially Netease and Kingsoft. These two companies supplied digital cards with code mode long time ago. Another way seems a bit helpless that the operators are unwilling to provide this mode.

On-line platforms are not large-scaled instruments for cross-sell cards. Its super distribution ability, which is significance of its existence, indicates promising marketing prospect. In addition, for the Internet bar industry, there is irreplaceable value of on-line platforms. Comparing with the E-sales system, first, the users of on-line platforms just need to replenish once when they open so that they can connect to many different operators' games. With the development of on-line platforms, there would be much more kinds of games. In this way, it brought much convenience to Internet bar owner: Convenience, quickness, little capital over stock, rich virtual cards library, superior ability to expand distribution, just remember a suit of id and password and so on. All these characters symbolized the huge advantages on distribution of on-line platform. For Internet bar owners, there is such a good platform, why not use it?

Of course, for most second-rate or third-rate companies, the E-sales system is undoubtedly something of little value or interest because of its high costs and the huge impact from on-line platforms. For those mighty operators, the significance of E-sales system has no serious mistakes committed. But it doesn't mean that they should give up the on-line platforms. It is just some part of the work which is duplicated by E-sales system and on-line platforms. Moreover, the reason why national on-line platforms exist is to make the distribution unclogged and provide more convenience to the suppliers instead of striking the operators, disarraying the market environment and intensifying malignant competition.

Comparison of four channel models in Internet bars

The biggest advantage of E-sales system is the control ability that it’s to the Internet bar. Therefore, the operators can control the market and deepen the promotion force to the regional market. To this end, people will be at the expense of profits and the discount of E-sales platform is the lowest.

However, E-sales system is a double-edged sword and both its advantages and disadvantages are obvious. Due to the need of E-sales system is not very strong, so only the products are strong enough can the products attract the attentions of owners of Internet bar. In addition, an E-sales system can only sell a product of an operator, so the intensity is not strong. As a result, it is undoubtedly not very convenient. As each game to be on the market, owners need to register once and remember a user name and password, so ten games needed to be registered tenth. Besides that the intensity is not strong, E-sales system also can bring the funds tied up to the owners of Internet Bars. Because when open an E-sales, owners need to invest some money. At the same time of funds tied up, E-sales have the problem of duplication.

For the practical card, there is no doubt that there are reasons for its existence. Practical card is not only a marketing tool, but also a carrier of a brand image. The purposes for many players to buy practical card are to collect the cards.

Therefore, the need of market and the role of hard advertisement is the reason why the practical card can permanently exist. However, in comparison with all kinds of virtual cards, practical card has the cost of fabrication of card, investment in logistics, warehouse, human, etc. The most important thing is that there will be a great funds tied up and risk. On the basis of these defects, the discount of practical card is much higher than that of E-sales system. So this is do one of the major disadvantages of a practical card. This is why the online platform is so interested in the practical card channel. Finally, as the popularity limitation of the bank card at home, so the active time of the bank card model may be in a few years later. Therefore, the bank card is not the current trends for the Internet bar.

In comparison, the online platform of digital card is the most popular mode of the owners of Internet bar.

The key factor is the free-flowing channel

Not long for the game card of World of Warcraft is on the market, there are rumors that this game card is out of stock in Shandong Province. As a result, many players could not buy the cards. The emergence of supply shortage means the problem of sale channel.

When asked about the relationship between Internet bars and the distributors of online game, Chen Jun, the Chief Business Officer of broadband connection market said to reporters: “Internet bars are the sale terminals of distributors and are the promotion terminals of operators. In order to obtain a stable sales and profits, the distributors provide financial support and product services for the Internet bars. To obtain a large number of players, the operators provide a various forms of market support for the Internet bars. There are mutual benefits between us.”

The lives of distributors are difficulty now.  At present, more than 85% of the operators of online game have a loss. To a great degree, the reason is that the contradictions (Customers are bullied if the shop is big enough and the shop is bullied if the customers are strong enough) between buyers and sellers are difficult to reconcile. The operators with strong products may bully shops. Ancient time, there was Yuan Shao who controlled the emperor to commend the princes; today, there are game operators who control the products to commend the channels. The operators not only require the cash on delivery, but also leave just a very low profit to distributors, such as World of Warcraft. The small operators who has only secondary products are bullied by the strong distributors, namely, Customers are bullied when the shop is big enough. The quality of products is not superior, as a result, distributors will occupy the dominant position and operators can not recover funds quickly; therefore, they are always passive in all sides.

The effectiveness is determined by the market, which leads to such a situation: In case of the products are good, and then distributors have no profit and the operation will be gloomy; thus, the economic situation will become much worse. In the case of the products are not good, players will be not interested in the products and the market efficiency is low; therefore, distributors have no profit as well. Anyway, distributors have no profit. Then, how distributors to live？

Whether it is online games or other products, the kingcraft of manufacturing is not the profit of operators; also, it is not how much money the distributors have earned, but it is the virtuous cycle of industrial health to achieve win-win situation. Only looking from the long term can live for a long time. How to operate in a virtuous circle on the basis of poor sales channel? Internet bars which is closely related to the online games is the same, the bad online games may affect the Internet bars. Internet bars have their own operation model, they do not care whether it is the operators who earn money or it is the distributors who earn money. They just care the good selling of products, excellent reflecting of players and free-flowing channels.

The cooperation between Internet bars and online games can bring mutual prosperity

The great development of Internet bars in the early stages at home is closely related to the fact that the Internet bars provided a place of surfing online for the low-income groups. But with the development of Internet bars, the basis of its existence and development changed a lot. Among the people who surfing online in Internet bars, a certain portion has computers at home. The reasons why they choose Internet bars to surfing online are that the Internet bars provide a good atmosphere for entertainment and a relatively wide range of social channels. With the development of diversified Internet, the hardware function in Internet bars will be gradually reduced, but the integrated function will be gradually emerged and reinforced.

At present, Wuhan, Xi'an, Shanghai, Beijing, Guangzhou is well-developed areas of the chain Internet bars. And the developed trend is to a large recreational and leisure place. The Internet bars in Xi’an have many characteristics: large scales, various services, excellent competitive atmosphere and league matches of online games between Internet bars, CS baby shows and other activities. The Internet bars in Guangzhou are becoming much luxurious; racing seats, vibration headphones, 19-inch LCD indicators, Microsoft IE3.0 mouse ... but almost all of these are relevant to the online games.

It can be expected that, like the popularity of DVD do not affect that people go to cinemas and owning a coffee machine do not affect that people go to coffee shops, the popularity of computer will not affect people go to Internet bars. Similarly, the reasons for a large-scale development of Internet bars are that Internet bars can provide a relatively standard and advanced management. Its development will gradually reflect the advantages of operating costs and the management of introduction resources. And the chain model is also in line with the trend of modern micro-economic development.

The relationship between Internet bars and online games are supplement of each other. Therefore, the trend of online games is closely related to the Internet bars. This time, although Ninetowns just gave up the platform to sell online, to a certain extent, it also affected the sales model of Internet Industry. In fact, both to online games and Internet bars, developing online platform business are the mainstream in the future.

Game promotion is the key business on Internet bars in the future

"As long as the network game will not die, Internet certainly will not die." A senior player expressed his views to reporters: “Online game is a multiplayer game and play on Internet bars has much more atmosphere." However, the traditional sales of online games are certainly no future. Therefore, the domestic distributors have realized the problem and transformed the operation model. Now it seems that we focus on two points. First, provide value-added services for operators. Second, e-commerce of online card shall be done well. Channel will not perish, but it will be getting smaller and smaller without a correct direction.

In terms of value-added services, Zhu Meiqin, analyst from Division of International Consultancy, told to reporters: "I think that distributors will take advantage of the resources at their disposal to acting foreign online games or to carry out value-added service of other Internet. And then use that as a breakthrough to increase their share of income in the online game industry, and thus gain a firm foothold in the online games market. "

So, what are value-added services? The answer is the activities like promotion of games except sales.

The owner of an Internet bar said: A3 advertising has been very successful in that year, and the big reason of its failure in later is that the promotion was not enough. Such a complex game, product demonstrations and strategically put the product into market had not carried out promptly. Many players did not play the game as soon as they found the game was so complicated. Active and passive services are absolutely not the same effect.

In marketing, the promotion of Internet bars is the necessary step. For this problem, the view of Chen Jun, the Chief Business Officer of broadband connection market is: promotion is not only a form. Currently, the common method in market is to use the promotion form instead of the purpose of promotion; as a result, the original goal is not achieved. The final purpose of promotion is to solve the problem of brand and application. To online games, the application problem is the first problem to be solved, namely, it is the problem of effective users. Currently, the effeteness of shop and various shop shows in the terminals of Internet bars is not outstanding. In comparison, the promoter’s model of Netease Company is more successful. The “easy to benefit the world” as an Internet bar launched by the third platform, its promoter platform is more innovative in models. Internet bar is a new market, from hardware to software, from the fast moving consumer goods to other digital entertainment products and services, which exists a much larger market potential in Internet bar. In view of this perspective, this market share can not be ignored.

There is no doubt that game promotion has been the key business of the development of Internet bars,

From the standpoint of the industrial development, there is no doubt that Internet bars play an important role in the popularity of Internet industry in China. In the small and medium cities in China, 80% of Internet users know the Internet through Internet bars. Many Internet users nationwide through Internet bars to surf online. Many Internet users nationwide through Internet are more than 40million according to a conservative estimation and the number is following that of the United States. In terms of the current economic development situation of China, expect that the ordinary people to buy their own computer and access Internet as well to popularize Internet are still unrealistic. However, Internet bars are the best way for the popularity of Internet. Before, Surfing online in Internet bars for several hours was regarded as a luxury entertainment. Today, however, the Internet industry is no longer a lucrative industry and a growing number of competitors are involved in to share the profit.

Rivals at the shore

Passage of time, today the situation of the Internet bar has changed greatly than before, and is beginning to move from a "sudden huge profits" industry to be as not an easy money-spinner. If the high price of the personal computer a few years ago made the Internet bar industry a natural existence advantage, then with the gradual reduction of the profit of the computer manufacturers, especially in the brutal price war, and the majority of computer manufacturers threatened to enter China's rural market, the personal computers become more common. While broadband penetration is challenging the operation of the Internet industry at all the time. The contribution of the development of the telecommunication broadband to the further development of China network Telecom industry opens a new situation for home networking, so network domestication has become an inevitable trend. This trend is turning many Internet bar users into home users. Network domestication has considerable social soil: first, in order to maintain a green online environment, the state's remediation efforts for the Internet will become more and more, for teenagers, they should search the Internet healthily in the custody of their parents; followed, along with rapid growth of the broadband penetration, online entertainment at home will replace the Internet bar into the mainstream trend; furthermore, online games will become a popular entertainment leisure for the home user in the Internet Era.

3 years ago, only by making a sign of "dedicated access" at the door, will the Internet bars be able to receive many guests. Now, however, with the popularity of broadband, the high-speed Internet access advantage of the Internet bars is disappearing. Especially in the southeastern coastal cities, the impact of broadband penetration to the Internet becomes increasingly obvious. The persons concerned in Zhonglu Space Culture Development Co. Ltd. point out that: fast Internet access will not be a unique competitive advantage of the Internet bars, in the future the biggest competition of the Internet bars will be is the competition on the service content.

In the interview, many Internet bar owners said that now the rapid increase the popularity of home computers and personal broadband users make the Internet bars suffer a lot. Mr. Chen, the owner of Shanghai Dicheng Internet Bar said: "Today the broadband speed is relatively faster and stable with decreasing costs, in addition to game enthusiasts, now people who have conditional access are used to search online at home that grab us a lot of operation."

How much impacts of the rise of home broadband users on the Internet bars? Mr. Fu, the owner of Shanghai Damao Network, said: "This is the problem of personal consumption habits, not to mention that Internet bars are for mass consumption, and not everyone can enjoy home broadband. But the rapid growth of home broadband will certainly cause some impact on the Internet bars industry; no matter it is for office, games or leisure, people at least have the addition of a good choice.”

Dismal Operation

Every dog will have his day. The bustling in olden youth days is being replaced by dismal operation today. Internet operation is moving into marginal profit.

The Internet bar of Mr. Chen is near a university with only 30 computers when opened in 2001 and 30 million Yuan investment, but the operation was extremely strong, with drinks sales, once the turnover of one day had reached more than 2,000 Yuan, and recovered the costs in less than one year. In 2003, Mr. Chen increased the investment and doubled the scale to 70 computers. But the benefits did not increase with the increase of investment. In 2004, the benefits began to stay away. Mr. Chen said: "There are many rules and regulations to seize the once for several thousand penalties, we dare not defy the law. In addition, this year we pay too much and have no money to make." "In addition to tax even the overhead is not enough, so it has been at a loss.” According to what Mr. Chen said, he was ready to transfer the Internet bar," I have lost money for two consecutive months; anyway these are all old computers, if the price is right, I will transfer the Internet bar. “In the interview, the reporter found that, there are many small and medium sized Internet bars in Shanghai, Chengdu and other places like the dismal operation of Mr. Chen’s Internet bar.

The sudden huge profits of the Internet bar industry in initial stage have gone, while operational difficulties and low profits are becoming today's portrayal. According to the latest report of Shanghai Cultural Bureau, at present the legal Internet bars in Shanghai have reduced from 2 years ago more than 4000 to the current 2069. Recently, the first preparatory meeting of the teenagers Internet sites working committee participate by nearly 10 ministry officials from the Ministry of Culture, Ministry of Public Security, and Ministry of Information Industry and so on and Internet bar owners released a report of survey results on the status operation of nationwide Internet bars. The data shows that the number of the Internet bars with monthly income only less than 3,000 Yuan is more than half of the total number, accounting for 54.81%.
For most Internet bars, indeed the investment income is difficult for the owners to be optimistic.
Think About A Way Out

Network domestication will naturally bring considerable impact to the Internet bars. Faced with the "offensive" of the network domestication, how will Internet bars seek its own living space in the future?

Although with the popularity of home computers and broadband, the market share of the Internet bars is gradually reducing. But with the further hot of the online game industry, the Internet industry in the domestic Internet market will continue to play a very important channel, after all, this is a win-win situation. Therefore, it is necessary for the Internet bar industry to actively cooperate with Telecom Internet Service Provider, such as that the Unicom and the Great Wall both want to make the Internet bars as their customer service centers and toll centers, in turn to support its original core operation. System integrators will need to build a stable, reliable, secure, fast network environment according to Internet bars operation requirements, and to guarantee to achieve the design and management needs of the Internet bar operators. Resolution service provider and systems integrator should develop specific service plans for the specific configuration of the chain Internet bars based on the practice of the Internet bar industry and the in-depth investigation.

Internet bars and online game companies is symbiotic relationship like fish and water, no one can do without each other. For today's Internet bar industry, Internet access fees account for more than half in sales revenue. From the view of the composition of the Internet bars users, users who play online games account for the majority, which inevitably makes the online games which are best and can attract majority users become a sought-after "large" in the Internet bars, and also naturally become the main channel for the profit of the Internet bars. As the vice president of Kingsoft Co. Wang Feng said that, the Internet bar industry has now become the special links of crossing distribution channels, sales and consumption of end-game in online gaming industry chain. As the special links of crossing distribution channels, sales and consumption of end-game in online gaming industry chain, if Internet bar industry wants to base on the market, it must have the online games to inject new vitality for it. So whether it is for the single Internet bar or chain Internet bars, in order to profit, the Internet bar industry must strengthen the interaction with the online game makers, and continue to develop and establish a new model for cooperation profit.

Internet users are the final experience seekers and consumers of the Internet bar service, and only by meeting the taste of the Internet users, may it eventually profit, so the Internet bars should do more frequent surveys on Internet users, and consider more from the perspective of users. It is also very important for the Internet bars to make associated systems and service design. For example, a survey shows that: Beijing players prefer Japanese styles and domestic martial arts styles and exclude South Korean games. They have a high degree of loyalty to the games, once they start to play, they will always continue to play, and seldom contact with other games; Shanghai players are more compatible, able to play any games, and what games have people playing, but they do not have a high degree of loyalty to the games, such as playing a game for some time and then switch to play other games; while Chengdu players are I love with crazy leveling Korea online games with a strong sense of gangs, and are keen on setting up a variety of large and small gangs in online games. This requires the licensed operators, on the condition of unified national chain operation, to give a certain degree of free operation, make regional development, analyze specifically the tastes of local Internet users to introduce and operate online games which meet the preferences of the players, and develop the multi-value-added Internet services operation model in the light of local conditions.

With the popularity of home broadband, although the future of the Internet bars is indeed worthy of consideration, the size of the future Internet bar industry will reach a state of equilibrium, namely a balance status between home broadband and the Internet bars. But Internet bar operators still need to often think about their own way, and create advantages to be the winner forever.

The new situation tests the Internet bar policy-makers.

At the beginning in 2005, under the guidance of the Ministry of Culture and other administrative departments, Wuhan Chain Internet Bars Forum, Network Culture and Youth Development Forum, Internet overall solution, "Sunshine" Beijing conference was held one by one, vaguely we find that the Internet bar policy loose, the unreasonable places existing in the regulations will be modified, the relevant preferential trade proposal is put on the agenda, all this indicates that the Internet bar industry will usher in a new era.

At this point, it is significant to predict trends and direction of policies made by the relevant government authorities on the Internet bars, the trends and changes of the following aspects will be worthy of the attention and thinking of today's Internet professionals.

The supervision for Internet Bar will continue to deepen

As the most powerful and the lowest price terminal for the initiation and popularization of the information, and because the generation time of Internet Bar is short and Internet Bar has not develop into a mature network cultural industries, therefore, at the present stage of China Internet Bar will inevitably exist and even lead to variety of social problems.
Recently, the Ministry of Culture, the State Administration for Industry and Commerce, the Ministry of Public Security and other nine ministries and commissions jointly issued the Notice on further deepening the Work of Internet Bar Management (Paper City [2005] No. 10), and decide to organize special supervision activities for Internet Bar Management throughout the country from June to August this year. The official of Culture Market Department in the Ministry of Culture said: the special rectification for Internet bars carried out throughout the country in 2004 has achieved remarkable results, but to achieve switching from the special rectification to the deepen management and building long-term mechanism, there are still a lot arduous and meticulous work to do. For this, on the basis of fully summing up the working experience of the special rectification of Internet Bar and extensively seeking the local opinions, the Ministry of Culture and other nine departments issued the notice, and put forward a series of new requirements on the future management of Internet Bar for strict law enforcement, macro-control, market guidance, etc. It indicates that the supervision for Internet Bar will continue to deepen, and at the same time it implies that the administrative authorities has gradually become mature through the rectification activities and gradually abandoned the former forms of unconventional governance.

Criticism of the new online games is coming

At the same time as a channel to the games, Internet Bar positively plays a terminal role in the game industry chains. However, due to Internet Bar and online games belong to the rising network cultural industries, therefore, they lack of industrial spokesmen and self-discipline. Internet Bar and the game industry hovering in the edge of policies and laws and may lead to industrial rectification and the campaign of criticism at any time, but the rectification and criticism to any side of Internet Bar or online games will certainly involve and damage to the interests of the other side.

As long ago as at the end of 2003, the five ministries had jointly issued the Notice on Developing Special Rectification to Tales Weaver and DNF to hit and punish the various illegal behavior and the tort of games; and subsequently closed down the unhealthy games which involves to violence, pornography, gambling, etc. such as Brave ambition, I’m Going In 2, General Command & Conquer 3, Fantasy mahjong, Resident Evil, Quake3, Football Manager 2005, etc. In March 2005 the Ministry of Culture asked the Cultural Department to investigate Sexy Beach, Foul for, etc. four computer games that existed a large number of pornographic contents……

Today, the online games which are in operation at home have reached more than 200. At the same time the giant of the game and Internet companies at home and abroad are hoping to fall into the industries. This results in the uneven of the industry, the anabatic Matthew Effect, the proliferation of various illegal games, and the addiction to the online gaming is very serious for young people. All this will cause the attention of the relevant departments, so the criticism of the new online games will come sooner or later.

Promote the chains operation to optimize market structure

Just from the type of the Internet, it can be divided into linkage and monomer. In general, the chain business is more in line with the development trend of the brand scale operation and is easier for the law enforcement agencies to manage, which will reduce the management costs of the Government.

However, in the last year, overall status of the chain operation of the Internet indicates that the ideals and expectations of that year have not been achieved, and to the contrary it made the Internet Bar industry fell into the trouble of linkage. There are many reasons for this, such as the immature of the chain business itself, incomplete industry chain, the lack of the sound institutional environment, the indifference to the financial capital and industrial capital, the lack of the research to the relevant law and the policy issues, etc. Through the failure and thought, the chain operating companies and the Management Departments recognize that only make the full use of the market mechanisms to reform and upgrade the existing Internet industry, and improve its social image and optimize market structure of Internet Bar can we guide Internet Bar to healthy develop to the direction of scale, chain, theme and brand. While strengthening the guidance of the policy, eliminating the local protectionism, encouraging and supporting the chain operations corporations of Internet Bar to purchase, take over, join, restructure, share and hold the overall quantity of the existing Internet Bar can we create a stable institutional environment for the linkage of Internet Bar and can we bring the hope to the development of the chain business of Internet Bar.

Tax policy will tilt

Tax is the obligation of every citizen, but the Internet industry is now being burdened with high taxes. According to the statistics the tax that Internet Bar shall pay now accounts for 25.53% of the total business sales. The Internet Bar should belong to the service industry now is paying more than 20% tax according to the entertainment industry. The heavy tax burden resulting in the situation against the rules “pay tax by the law only results loss, only tax evasion can protect the business”, as a consequence, tax evasion has become a trend in various regions, and the tax law enforcement agencies also wink at this. The tax system in theory can not be realized in practice, and the rules and regulations are a mere figurehead. The voice for requiring to change the status of Internet Bar tax is becoming higher and higher. At the beginning of 2005, on the Forum of National Internet Bar linkage which is the highest level and the largest scale held in Wuhan, the officials of the Ministry of Culture said: it will take the advantage of preferential of the tax policies to promote the linkage of Internet Bar, and strive to bring the concatenate Internet Bar to the directory of the preferential tax policy for the related industries of 2005 the Ministry of Finance, and the main preferential policies of the directory includes relief the sales tax or the income tax revenues for three years. Meanwhile Liu Qiang, the Deputy Director who is responsible for making the regulations for the network market in the Network Culture Market Department of the Ministry of Culture Department said: “Although exactly what kind of tax will be relieved is not clear, the support from the tax is one the advantages of competitive differentiation for the concatenate Internet Bar, and the this directory will be introduced soon.”

Leaving aside that whether the policy is existing discrimination or unfair to the monomer Internet Bar, however, at least it indicates that the authorities will change the status of high taxes, and their attitude and determination to promote the development of the industry through the preferential tax.

Examination and approval system of the license is expected to be lift ban.

With the State Council transmitted the Notice on the Opinion of Carrying out the Special Rectification for the online service business sites of Internet Bar and other Internets, it sets that from the date of the special rectification on, suspending the examination and approval of the online service business sites of Internet Bar and other Internets. It should say that the reason why the government suspended the examination and approval at that time is to have a whole understand of the existing national Internet Bar and manage the illegal Internet Bar to provide a good industrial environment for the ingoing Internet Bar in the future; On the other hand, suspending the examination and approval is due to the spread of the domestic illegal Internet Bar, and the disordered local examination and approval will create more illegal Internet Bars and make the market of Internet Bar industry more disordered. Recently, it is loved to hear that National Culture Department decided to start to relieve the ban that the new Internet Bar are not allowed to be approved. The Culture Department in Quanzhou, Fujian has decided to open the approval of Internet Culture Operation License this year. It is hope that this thawing can change the previous strict examination and approval of the Internet Bar to go the way of formal approval, and lay the foundation for the prosperity of the Internet Bar industry again.

Community and industry work simultaneously

To improve the image of Internet Bar and enhance its position of the industry, the community and industry should work together, and play the integration of government, industry, academia, research, and implement the policy of the combination of social supervision and independent management of the industry. Recently, the official of Culture Market Department in the Ministry of Culture said: Cultural Administration Departments at all levels should perfect the reported working system of the culture market and regularly publicize the reported telephone and reported mail to the society, and seriously deal with report from the masses. Establish and improve the report and incentive system to encourage the masses to report. The established team of social supervisors for Internet bars should be consolidated, and implement the dynamic management to the social supervisors to ensure the supervisory effect. In the areas where conditions permit, every school, every community, every village with a social supervisor to timely discovery illegal Internet Bar and illegal business of Internet Bar. Cultural Administrative Departments should strengthen guidance to the Internet Industry Association, and full play the role of industry associations to enhance self-management and self-supervision and strive to achieve the independent management of the industry.

Amending Regulations is imminent
Since the Regulations on Internet Bars is an administrative regulation hastily released after arson case of Blue Fast Internet Bar happened less than six months, there exist inevitably some loopholes. For instance, the Regulations is orientated as management type law, rather than an autonomous law or responsive law; it deprives the young adults’ constitutional rights of free choice of network and acceptance e-learning and education, which remains unconstitutionally suspicious; it limits intentionally the management time of business places for Internet access services; On the premise that not giving a clear definition on what the computer games are, and what the non-computer games are, it makes blind and arbitrary provision that bans the operation of non-computer games; it imposes intangibly the management responsibility of administrative organ to the operators; for the convenience of management, or even illegal authorization at random; it has objection on having the habits to proceed interdiction legislation and other parts. The Internet Bar Industry has survived more than two years for development and the practice proves that amending individual Articles of Regulations is imperative; otherwise, it is possible to become a policy barrier on the road of network culture industry development.

And on October 29, 2004, when it is at the end of the Internet Bar of China Industry Alliance Summit held by the Ministry of Culture and the year-end Internet Bar Regulation, the Ministry of Culture also pronounced to amend the Regulations and organize special industrial associations, domestic major chain Internet Bars, the proprietors of partial well-known net bar in Beijing to talk, and jointly discuss the political system of administration over the Internet Bar and amendments. Moreover, the representatives of the People’s Congress particularly aimed at the amendment of Regulations on Internet Bar to put forward the proposal in the “Two Congresses” this year. Currently, journalists learn from insiders that, the Regulations is expected to be revised at the end of this year; of which, there will be the business hours constraint, no young adults allowed, tax, license and other problems concerned are expected to be loosened. How to correctly guide and manage the Internet Bars, thereby, create a benign, competitive system and policy environment for the Internet bar industry will be an attempt to measure and test the policy decision-makers and executors’ wisdom.

Conclusion
The production and development of any industrial area form has its necessary market inducing causes，and the market economy rules also promote such development．Nowadays the Internet Bar market has entered a new round of shuffling period．This is compelled as well as spontaneous．The one who can control the new born and large resource advantage can control the initial right in the market competition．As a special link of wholesale channel, distribution and terminal consumption，if the Internet Bar industry intends to set its feet in the market，it must have new programs and activities to infuse energy into it．Seen from the Internet bar ecosystem, it is the terminal and the key link of the whole supplying chain, but it is also the most vulnerable link in the industrial chain. In the future, what the special ecosystem needs most is still health. The only thing that never changes is change, may the Chinese Internet bar industry be self-disciplined and strong!

Shenzhen Ranks Top
in the Country for its Low Salary

Http://www.sznews.com   Shenzhen News Net  07:12 03-04-2011

Shenzhen News Net, March 3 (Reporter: Luo Qiujin; Correspondent: Gong Ting) From April 1, 2011 onwards, Shenzhen will raise the city's minimum wage standard. The minimum wage of full-time employees will be adjusted to 1320 Yuan / month; the minimum wage of part-time employees to 11.7 Yuan / hour.

On March 3, Shenzhen Human Resources and Social Security Bureau made an explanation on the adjustment of the minimum wage standard. The bureau says this adjustment is the sharpest increase of the absolute amount of wage since Shenzhen established a minimum wage system in 1992, with an increase of 220 Yuan compared with last year's 1,100 Yuan / month. After the adjustment, the amount of the minimum wage of full-time employees in Shenzhen still seems to rank top in the country.

To Be Officially Implemented in Advance from April 1

Shenzhen government decided to make the adjustment as per the minimum wage regulations under the "Labor Contract Law," "Regulations of Shenzhen Employee Salary Payment" and "Regulations of Part-time Employment " (Shenzhen Labor and Social Security Bureau [2007] No. 61), said a principal of the Shenzhen Human Resources and Social Security Bureau. "This adjustment is meant to make the growth rate of minimum wage standard basically match the social labor productivity as well as the growth rate of per capita GDP, and adapt to the basic economic and social development of Shenzhen."

He says, Shenzhen‘s minimum wage standard is based on the  calculating methods of social average wage and the proportion recommended by the government, and based on the minimum living cost of employees as well as the average population they support.  The bureau in a scientific way works out the serious data calculation in comprehensive consideration of the city's social average wage level, the levels of labor productivity and economic development, the employment, and the social insurance standards and other factors. Through different angles, different calculating methods to determine the range of minimum wage changes, we have finally worked out the upper and lower limits of the city's minimum wage standard. The adjustment scheme is within the upper and lower limits of the calculation results

According to Shenzhen's convention, the minimum wage standard is generally announced in April or May each year, and carried out in July 1, but this year Shenzhen moved up the date of announcement and implementation. The standard is officially carried out from April 1 this year. The principal says, to move up the date is mainly based on the following two aspects: First, to keep pace with the execution time of other places of the province. The execution time in other parts of the province is on March 1 each year, while in Shenzhen it was on July 1, with a long time interval between. Shenzhen has many enterprises with their places of business or market outlets located across the province.  The inconsistencies of the execution times will cause the enterprises operational difficulties in implementing the new minimum wage standard. Second, to let out a clear price signal to the human resource market at the beginning of the New Year, to attract the laborers across the country to Shenzhen to meet the employment needs of the enterprises in Shenzhen.

Ref：http://www.sznews.com/finance/content/2011-03/04/content_5398334.htm

30. Director Li Zhenfan needs to contact with net brokers

38.
Large store: Internet cafes with 300 or more computers, mainly for movies, high-end games and entertainment. To attract more staff with High demand on line.
Luxury: 40% of the funds for fitments, to make the five-star decoration, to strive for perfect comfort. Top hardware configuration, to attract more online game enthusiasts. Provide more people-oriented service, with a bell service system on call and with the high-grade beverages and foods. 6-20 Yuan/hour for a single machine. Not for high income but for high-income groups. To shape the corporate image.
High end: For technical problems, please contact General Li for explanation.

52

3NOD    http://www.3nod.com.cn
Shenzhen Ruidefeng Agricultural Materials Co. Ltd.,
Http://www.ampcn.com/show/index.asp? Id=114318

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